UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                   FORM 10-SB
                                 AMENDMENT NO. 2

               GENERAL INFORMATION FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                           Commission File No. 0-26271

                        FIRST CAPITAL INTERNATIONAL, INC.
                 (Name of Small Business Issuer in Its Charter)

              Delaware                                76-0582435
    (State or Other Jurisdiction of                 (IRS Employer
     Incorporation or Organization)               Identification No.)

        5120 Woodway, Suite 9004,  Houston, Texas       77056
        (Address of Principal Executive Offices)      (Zip Code)

         tel. (713) 629-4866                   fax (713) 629-4913
           (Registrant's Telephone Number, including Area Code)

          With copies to:  Robert D. Axelrod, Attorney At Law
                        Axelrod,  Smith  &  Kirshbaum
                       5300 Memorial Drive, Suite 700
                            Houston,  Texas  77007
              tel. (713) 861-1996 ext. 116   fax (713) 552-0202

        Securities to be registered pursuant to Section 12(b) of the Act:

                                      None.

        Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Stock, par value $.001

                                TABLE OF CONTENTS

                                     PART I

Item  1.    Description  of  Business                                          1
Item  2.    Management's  Discussion  and  Analysis                           13
Item  3.    Description  of  Property                                         22
Item  4.    Security Ownership of Certain Beneficial Owners and Management    23
Item  5.    Directors, Executive Officers,  Promoters  and Control Persons    24
Item  6.    Executive  Compensation                                           26
Item  7.    Certain  Relationships  and  Related  Transactions                28
Item  8.    Description  of  Securities                                       30

                                    PART II

Item  1.    Market Price of and Dividends on the Registrant's Common Equity
            and  Other  Shareholder  Matters                                  32
Item  2.    Legal  Proceedings                                                33
Item  3.    Changes  in  and  Disagreements  With  Accountants                33
Item  4.    Recent  Sales  of  Unregistered  Securities                       34
Item  5.    Indemnification  of  Directors  and  Officers                     36

                                    PART F/S

Financial   Information                                                      F-1

                                    PART III

Item  1.    Index  to  Exhibits                                               36
Item  2.    Description  of  Exhibits
                 The Exhibits required by this item are included
                 as  set  forth  in  the  Exhibit  Index                      37

Signatures                                                                    38

                                     PART I

Item  1.     Description  of  Business

INTRODUCTION

     First Capital International, Inc., a Delaware company, (the "Company") was incorporated in January, 1977. The principal executive offices of the Company are located at 5120 Woodway, Suite 9004, Houston, Texas 77056;
tel. (713) 629-4866, fax (713) 629-4913.

     The Company's common stock is currently traded on the over-the-counter bulletin board ("OTC BB") under the symbol "FCAI."

     The  Company  presently  operates  in  two  business  segments:

     --- A leasing company in the Republic of Estonia named EIP Liisingu AS ("EIP") an Estonian corporation, which leases business and consumer items. The Company acquired 100% of EIP in 1998, in a recapitalization transaction accounted for in a manner similar to a reverse merger.

     --- An Internet retail shopping site called PlazaRoyal.com, located at www.plazaroyal.com. The Company began offering this website on the Internet in March 1999. The main focus of this business segment is marketing U.S. retailers to European consumers via this website. The Company is presently in the phase of seeking cyber retail tenants to lease space at this website and to date has not generated any revenues from its operation.

     References to the Company in this Form 10-SB include First Capital International, Inc. and EIP Liisingu AS.

HISTORY

     The Company was originally incorporated in the State of Utah in 1977 under the name Galt-Atlantis Corporation. The Company had insignificant operations until December, 1981 at which time the Company changed its name to Kan-Tx Energy Company and commenced activities in the natural resources industry. Being unsuccessful with its oil an gas business, Kan-Tx Energy Company suspended operations from 1986 until May, 1994, at which time the Company effectuated a one-for-ten reverse stock split and re-incorporated itself by merger into Kan-Tx Energy Company, a Delaware company, formed for the purpose of permitting the Company to conduct its affairs pursuant to Delaware corporate law rather than Utah corporate law by changing the domicile of the Company to Delaware. Also in May, 1994, the Company acquired all of the outstanding capital stock of Ranger Car Care Corporation, an automotive service company, which until that time had been a privately owned Texas corporation, in exchange for 10,000,000 shares of the Company's common stock. In June, 1994, the Company changed its name to Ranger/USA, Inc. and commenced activities in the automotive service business through its wholly owned subsidiary Ranger Car Care Corporation. In December,

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1997, the Company suspended its automotive service business and was dormant from
December,  1997  until  August,  1998.

     In August, 1998, in anticipation of a business combination, the Company changed its name to First Capital International, Inc. , increased the number of authorized shares to 100,000,000 shares of capital stock, and the present directors and officers were appointed. In September, 1998, the Company entered into a Stock Exchange Agreement with the two stockholders of EIP, who were Eurocapital Group, Ltd. and United Capital Group Limited. Pursuant to the Stock Exchange Agreement, the Company issued a total of 34,000,000 shares of its common stock to the former EIP stockholders in exchange for all of the outstanding shares of EIP. The terms and conditions of the Stock Exchange Agreement were determined by the parties through arms length negotiations and approved by the Board of Directors. However, no appraisal was performed. The Company treated the acquisition of EIP as a recapitalization whereby EIP was the accounting acquiror. At the time of the acquisition, the Company estimated the market value of the Company's common stock at approximately $.005 per share, resulting in a valuation of the acquisition of approximately $170,000. The Former EIP stockholders are presently the beneficial owners of 64.5% of the common stock of the Company. See, Security Ownership of Certain Beneficial Owners and Management.

     In August, 1998, upon appointment of its present officers and directors and initiation of the recapitalization involving EIP, the Company began current operations. Management has evaluated the operations of EIP and has determined that it does not currently make economic sense to commit additional resources to expand EIP's leasing operations in Estonia. It is management's current intent to grow the Company through the continued development and commercialization of its Internet based business, PlazaRoyal.com in both the United States and Eastern Europe. The Company will also consider the acquisition of financial services or Internet related businesses in the same markets.

BUSINESS  ACTIVITIES

     Leasing Activities. The Company, through its wholly owned subsidiary EIP, operates a leasing business in Estonia, a nation which gained its independence during the fall of the Soviet Union. EIP was founded in 1994 by the Estonian Innovation Bank, a bank in Estonia, and EIP was owned by the Estonian Innovation Bank until 1998 at which time the Estonian Innovation Bank sold EIP to Eurocapital Group, Ltd. and United Capital Group Limited.

     EIP owns a portfolio of leases of apartments, appliances, equipment and automobiles. These leases are made to consumers and businesses in Estonia. The main service offered by EIP is direct financing (lease-to-own, or option to purchase) leases. EIP presently has no operating leases. A lease is considered to be a direct financing lease if ownership of the leased asset is transferred to the lessee at the end of lease term or if the amount of the lease payments or the duration of the lease meet certain criteria. EIP's investment in direct

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financing  leases  totaled  $226,539 at December 31, 1998, and at that date, the typical lease term of its direct financing leases was two to three years (see Consolidated Financial Statements). EIP markets its services using newspaper advertisements and other printed media in Estonia.

     The Company currently funds leasing operations using cash flows from operations and debt financing from the Estonian Innovation Bank, the former owner of EIP. EIP, the Company's leasing subsidiary, uses such funds to acquire the assets which it leases. The principal balance on the Estonian Innovation Bank loan, which bears interest at 10% per annum was is $333,641 at December 31, 1998. This note is due in payments of interest only with a final balloon payment of principal and interest due in May, 2002.

     The Company believes that the Estonian Innovation Bank, the sole lender to EIP, is insolvent and does not represent a source of further financing. The Company has not analyzed other financing sources in Estonia but believes that additional Estonia-based financing is not available or would be extremely costly to obtain. Management has evaluated the operations of EIP and has determined that it does not currently make economic sense to commit additional resources to expand leasing operations in Estonia.

     The Company has another source of financing, a credit line, with United Capital Group, a major shareholder of the Company. However, the Company does not intend to use this financing for activities related to EIP. At June 30, 1999, the Company has unused credit of $19,672 on this credit line, which originally provided for credit of up to $300,000. The Company believes that an additional $200,000 line of credit can be negotiated with United Capital Group.

     Lease Portfolio. The Company owns leases that meet the criteria to be classified as direct financing leases. Assets owned and leased under direct financing leases are carried at the Company's gross investment in the lease less unearned income. Unearned income is recognized in such a manner as to produce a constant periodic rate of return on the net investment in the lease.

     During the years ended December 31, 1998 and 1997, the Company entered into 37 and 111 leases, respectively. The average value of a new lease was approximately $2,548 in 1997, approximately $14,000 in 1998 and approximately $10,167 in the quarter ended March 31, 1999. The Company's operations in Estonia are conducted in transactions denominated in the local currency of Estonia, the kroon or EEK, which is pegged at 8 EEK = 1 German Mark (DM), and the calculation of these average lease values was based on the US$/DM exchange rate at the end of each period calculated.

     The average duration of the lease contracts was 1.1 years for 1997, 2.5 years for 1998, and 2.8 years for the quarter ended March 31, 1999. The average interest rate of the leases has been approximately 17% per annum since 1997.

     The components of the Company's investment in direct financing leases at December 31, 1998 were as follows:

     Lease contracts receivable (net of
     accounts  reserved  of  $5,439)               $280,986
     Less  unearned  income                          54,447
                                                   --------
     Investment  in  irect financing leases        $226,539
                                                   ========

     The value of the Company's lease portfolio was $192,641 at March 31, 1999, $226,539 at December 31, 1998, and $233,158 at December 31, 1997. In each of these periods, there was only one operating lease. EIP presently has no operating leases.

     Customers. EIP's current customer base is 60% consumer and 40% business. The customer base can be further characterized as 52% real estate related, such as apartments, 20% automobile, 20% furniture and household goods such as major appliances and 8% miscellaneous categories. The business base can be further characterized as 65% automobile, 18% industrial equipment, 12% computers and office equipment and 5% real estate.

     Disposition at the end of the lease. At the end of a finance lease, EIP disposes of the leased asset by transferring ownership of the leased asset to the lessee. At the end of an operating lease, EIP continues ownership of the leased asset and takes possession of the leased asset. EIP then either re-leases the asset to a different customer or sells the asset. EIP presently has no operating leases.

     Disposition upon customer default. If a customer defaults on a lease payment, the Company repossesses the property and either leases the asset to a different customer or sells the asset. In 1997 approximately 12 of EIP's leases went into default. In 1998 approximately 3 of EIP's leases went into default. All of these leases were direct finance leases.

     The leasing industry is relatively new in Estonia. The Company believes that there are more than 10 other leasing companies in Estonia. Many of the Company's competitors are well established and have substantially greater capital resources and greater marketing capabilities than the Company. There can be no assurance that the Company will be competitive.

     E-commerce Related Activities. The Company recently began development of an Internet cyber shopping mall called Plaza Royal.com at www.plazaroyal.com. Plaza Royal.com provides U.S. retailers an opportunity to be part of a cyber shopping mall. The Company's main focus for Plaza Royal.com is to market U.S. retailers to European consumers. Plaza Royal.com is a 3-D, as well 2-D virtual reality, fully interactive cyber shopping experience with the capability to market to non-English speaking customers. The 3-D cyber shopping experience at Plaza Royal.com is designed to be entertaining to the consumer and to provide the feeling of being in a shopping mall. The Company is presently seeking cyber retail tenants to sublease space on this website. To date, the Company has not had any revenues from this website. The Company believes it can create revenue from three sources:

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
     ---     Revenues  from rent fees paid by retail organizations who sell from the  site.
     ---     Revenues  from  advertisers  on  the  site.
     ---     Revenues  from retailers for transaction and credit card processing fees.

     The Company has entered into e-commerce affiliated merchant programs with the following companies: Dell Computers, CBS Sports Store, Sharper Image, Amazon.com, Discover Nature, CarPrice.com, Reel.com, Nextcard and Swiss Army Depot and approximately 70 other companies. The merchant programs enable the Company to earn a percentage of the sales generated when a visitor to the Company's website links to the website of an affiliated merchant and makes a purchase. The Company will receive between 1% and 20% as a sales commission on these types of transactions. These types of merchant programs are quickly and easily established by the Company by applying for the an affiliation with a merchant program over the Internet, and then programming the link (such as a banner or 3-D display stand) into the PlazaRoyal.com website. There has been no direct cost to set up these merchant programs. There have been no revenues from these merchant programs to date. The sales commission rates are established by the seller and no negotiation with the Company takes place. For example, Dell Computers gives a 1% sales commission and Sharper Image gives a 20% commission. No single merchant program is material to the Company.

     The Company has plans to develop a legal directory portal website under the name LegalClaims.com to provide consumers with listings of providers of legal services, and to market legal services of subscribers to consumers, all in jurisdictions where this type of activity is permitted. The Company has already
reserved  the  website  name  www.legalclaims.com.   Revenues  will  come  from
advertising, subscribers, and sharing in legal fees in jurisdictions where this type of activity is permitted. The Company is in the process of designing the website.

FOREIGN  OPERATIONS

     EIP operates in a part of the world which could be viewed as having a high potential for political, economic and military instability. For example, Estonia is near Russia. If the political situation in Russia worsened, a spill over effect into Estonia could have adverse consequences for EIP. Some other nations which gained independence after the fall of the Soviet Union have experienced instability. If such instability were to occur in Estonia, the Company's business could be adversely affected. The Company has no insurance to cover political risks.

     According to the July 12, 1999 "Quarterly Review-Estonia", a PricewaterhouseCoopers publication, the Estonian inflation rate has been negative since December, 1998, and the Estonian Consumer Price Index growth rate has fallen to 3.1% in June, 1999 from 10.2% in June, 1998. Estonia is recovering from banking sector missteps that took place in the recent past. Upon the break up of the former Soviet Union, the economy of Estonia became a credit driven economy due to inflows of foreign investment, which allowed the then recently privatized corporations to postpone corporate financial, operational and governance restructuring. At that time there were approximately 40 banks in Estonia. The postponement of these restructurings by the private corporate debtors lead to credit defaults by the private corporations. The end

                                        5
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result  is  that  now  approximately  90%  of the banking sector is owned by two
Swedish conglomerates, there are only four banks remaining and credit is tightly controlled. The tight credit environment has led to a reduction in imports and an increase in unemployment, both of which act to reduce inflationary tendencies and to lower consumer prices.

     Estonia is a free market democracy with established commercial laws. In Estonia, lease agreements are governed by the Estonian Law of Rent and the Law of Property. Under these laws, if the lessee does not make a payment within three months of a due date, or within such shorter period specified in the lease agreement, the lessor is entitled to repossess the leased property (under a legal theory of unilateral anticipatory termination). A repossession causes no tax consequences to the lessor or investors). At this time, Estonian law is unsettled as to whether a lessor must first make a claim of anticipatory termination by the lessee in court.

     The local currency of Estonia is the Estonian kroon or EEK. Because the EEK is the functional currency for its Estonian subsidiary under Financial Accounting Standards Board Statement No. 52, "Foreign Currency Translation" (FAS 52), assets and liabilities denominated in foreign functional currencies are generally translated at the exchange rate as of the balance sheet date. Translation adjustments are recorded as a separate component of stockholders' deficit. Revenues, costs and expenses denominated in foreign functional currencies are translated at the weighted average exchange rate for the period. Therefore, the Company has exposure to foreign currency fluctuations and foreign government intervention such as a devaluation of the local currency, or a freeze of international transfer of funds. The Estonian Central Bank does not have the power to devalue the EEK, and technical fluctuations are restricted to 3%. However, a devaluation of the German Mark
(DM) or the Euro could occur, with a resulting effect on the exchange rate of the EEK. The Estonian Central Bank has officially pegged the EEK at 8 EEK = 1 DM. Therefore, the Company is also subject to foreign currency risks related to the DM. Relative to the U.S. dollar, a declining EEK or DM would negatively impact the value, in U.S. dollars, of the Company's transactions in Estonia. The Estonian Central Bank has also officially pegged to the Euro at 15.64 EEK = 1 Euro, which is considered the equivalent of the DM peg. Therefore, the Company is also subject to the same types of foreign currency risks related to the Euro. Relative to the U.S. dollar, a declining Euro would negatively impact the value, in U.S. dollars, of the Company's transactions in Estonia.

EMPLOYEES

     As of July 21, 1999, the Company had nine employees in the USA and EIP had four employees in Europe. No employees are represented by a union. The Company believes that its employee relations are good.

SUBSIDIARIES

     The Company has two wholly-owned subsidiaries, EIP Liisingu AS ("EIP"), an Estonian corporation, which is a leasing company in Europe, and Ranger Car Care Corporation, a Texas corporation, which is presently dormant.

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     In  July,  1999, the Company terminated negotiations to acquire 100% of the outstanding  equity  of  TGK-LINK  AS,  an  Estonian  company.

IMPACT  OF  THE  YEAR  2000  ISSUE

     The  Year  2000  issue is the result of computer programs and hardware with embedded date technology using two digits to define the applicable year rather than four. Any programs or hardware that are time sensitive and have not been determined to be Year 2000 compliant may recognize a date using "00" as the year 1900 rather than the year 2000. Such improper date recognition could, in turn, result in erroneous processing of data, or, in extreme situations, system failure.

     The Company is currently implementing a Year 2000 program which encompasses performing an inventory of information technology and non-information technology systems, assessing the potential problem areas, testing the systems for Year 2000 readiness, and modifying systems that are not Year 2000 compliant.

     To date, inventory and assessment are in progress for all core systems that are essential for business operations. The Company believes all of its core systems are Year 2000 compliant. Because many of the Company's systems are new and designed to be year 2000 compliant, the Company's management estimates that the work they have completed represents more than seventy-five percent of the work involved preparing the Company's systems for the Year 2000.

     Although the Company expects to be ready to continue business activities without interruption by a Year 2000 problem, Company management recognizes the general uncertainty inherent in the Year 2000 issue, in part because of the uncertainty about the Year 2000 readiness of third parties, particularly in Estonia and other Eastern European countries. Under a "worst case Year 2000 scenario", it may be necessary for the Company to temporarily interrupt normal business activities or operations and to seek outside financing for cash flow problems brought on by customer payment problems. The Company believes that such circumstances could result in a material adverse impact to its operations and in its current financial position, threaten its continued existence. The
Company has begun, but not yet completed, development of a contingency plan to deal with the most likely worst case Year 2000 scenario". The contingency plan is expected to be completed during the fourth quarter of 1999.

     Based on a current assessment, the Company's total cost of becoming Year 2000 compliant is not expected to be significant to its financial position, results of operations or cash flows and is estimated to be less than $10,000.

                                  RISK FACTORS

Going  Concern  Risk

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     During  1998  and  1997,  the Company has been dependent on debt and equity raised from individual investors and related parties to sustain its operations and has incurred net losses of $827,104 and $26,953, respectively. Also, during the year ended December 31, 1998, the Company had negative cash flows from operations of $190,567. These factors along with a stockholders' deficit of $130,699 at December 31, 1998 raise substantial doubt about the Company's ability to continue as a going concern. (See Note 3 of the Consolidated Financial Statements on Page F-11) The Company's long-term viability as a going concern is dependent upon three key factors as follows:

- The Company's ability to obtain adequate sources of debt or equity funding to meet current commitments and fund the continuation of its business operations.

- The ability of the Company to acquire or internally develop viable businesses.

- The ability of the Company to ultimately achieve adequate profitability and cash flows from operations to sustain its operations.

     As a result of potential liquidity problems that the Company faces, its auditors, Ham, Langston & Brezina, L.L.P. have added an explanatory paragraph in their opinion on the Company's financial statements indicating that substantial doubt exists about the Company's ability to continue as a going concern.

Recent Losses and Accumulated Losses and Deficit, and Potential Deficiencies in Liquidity

     The Company's ability to achieve profitability will depend, in part, on its ability to successfully develop and market its Internet site on a wide scale. There is no assurance that the Company will be able to successfully make the transition from development to commercial success for its Internet site on a broad basis. While attempting to make this transition, the Company will be subject to all risks inherent in a growing venture, including the need to develop marketing expertise and produce significant revenue. The Company may incur losses for the foreseeable future due to the significant costs associated with Internet site development and commercialization activities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company incurred a net loss of $827,104 for the year ending December 31, 1998, and a net loss of $26,953 for the year ended December 31, 1997. At December 31, 1998 the Company had an accumulative deficit of $865,340. Revenues decreased during the year ending December 1998 to $57,174 from $132,872 during the year ended December 31, 1997. Losses have been largely attributable to the Company becoming active in August, 1998 after a dormant period, and the Resulting commencement of business operations. Management believes that revenues will increase, and ultimately that the Company will be profitable, although there can no assurance that this will occur.

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
Lack  of  Financing  for  Future  Acquisitions  and  Expenditures

     Financing for the Company. Until such time as the operating results of the Company improve sufficiently, the Company must obtain outside financing to fund the expansion of the business and to meet the obligations of the Company as they become due. Any additional debt or equity financing may be dilutive to the interests of the shareholders of the Company. Such financing must be provided from the Company's operations, or from the sale of equity securities, borrowing, or other sources of third party financing in order for the Company to expand its operations. Further, the sale of equity securities could dilute the Company's existing stockholders' interest, and borrowings from third parties could result in assets of the Company being pledged as collateral and loan terms which would increase its debt service requirements and could restrict the Company's operations. There is no assurance that capital will be available from any of these sources, or, if available, upon terms and conditions acceptable to the Company.

     Financing for EIP. The Company funds its leasing operations through its cash flow from operation and from long term debt financing which it presently has from third parties. EIP, the Company's leasing subsidiary, utilizes these funds to acquire the assets which it leases. EIP presently owes long term debt in the remaining principal balance of $333,641, which is payable interest only on a monthly basis at 10% interest per annum with a final balloon payment of principal and interest due in May, 2002.

     The Company believes that the Estonian Innovation Bank, the sole lender to EIP, is insolvent and does not represent a source of further financing. Estonian Innovation Bank owned EIP at one time. The Company has not analyzed other financing sources in Estonia but believes that additional Estonia-based financing is not available or would be extremely costly to obtain. Management has evaluated the operations of EIP and has determined that it does not make economic sense to commit additional resources to expand leasing operations in Estonia. If EIP does not raise new funds to finance new leases, EIP will ultimately be in a self- liquidating situation, whereby EIP would find itself with de minimis cash and no leases. EIP presently has no operating leases and does not possess any assets that were the subject of previous operating leases.

Foreign  Political  Risk

     EIP operates in a part of the world which could be viewed as having a high potential for political, economic and military instability. For example, Estonia is near Russia. If the political situation in Russia worsened, a spill over effect into Estonia could have adverse consequences for EIP. Some other nations which gained independence after the fall of the Soviet Union have experienced instability. If such instability were to occur in Estonia, the Company's business could be adversely affected.

Uninsured  Political  Risks

     The Company does not have any political risk insurance to cover its foreign assets or bassness. There can be no assurance that the Company may not be exposed to a complete loss of its foreign assets and business due to foreign political events.

Foreign  Currency  Risk

     Presently, the Company's operations in Estonia are conducted in transactions denominated in the local currency of Estonia, the kroon or EEK. The Company has determined that the EEK is the functional currency for its Estonian subsidiary under Financial Accounting Standards Board Statement No. 52, "Foreign Currency Translation" (FAS 52). Under FAS 52, assets and liabilities denominated in foreign functional currencies are translated at the exchange rate as of the balance sheet date. Translation adjustments are recorded as a separate component of stockholders' deficit. Revenues, costs and expenses denominated in foreign functional currencies are translated at the weighted average exchange rate for the period. Therefore, the Company has exposure to foreign currency fluctuations and foreign government intervention such as a devaluation of the local currency, or a freeze of international transfer of funds. The EEK is pegged at 8 EEK = 1 German Mark (DM). Therefore, the Company is also subject to the same types of foreign currency risks related to the DM. Relative to the U.S. dollar, a declining EEK or DM would negatively impact the value, in U.S. dollars, of the Company's transactions in Estonia. The EEK is also pegged to the Euro at 15.64 EEK = 1 Euro, which is considered the equivalent of the DM peg. Therefore, the Company is also subject to the same types of foreign currency risks related to the Euro. Relative to the U.S. dollar, a declining Euro would negatively impact the value, in U.S. dollars, of the Company's transactions in Estonia.

Risk  of  Dilution  Upon  Conversion  of  Options

     The Company presently has outstanding a total of 4,550,000 options to purchase common stock of the Company at exercise prices of $.05 to $.25 per share, which are below market exercise prices. The Company also has outstanding debt owed by the Company to United Capital Group, Ltd. that presently may be converted into 1,886,545 shares of common stock. The conversion price is $0.05 per share. If exercises or conversion occur, other shareholders will be subject to an immediate dilution in per share net tangible book value.

Limited Operating History; No Assurance of Successful Implementation of Business Strategy

     The Company became active in August, 1998 after a dormant period. In addition to those risks specifically inherent in the establishment and growth of a developing businesses, including, among other things, limited access to capital, delays in the completion of its business plan in certain markets and intense competition, profits from e-commerce and eastern-Europe related business endeavors have been elusive. There can be no assurance that the Company's business ultimately will be successful. Therefore, ownership of securities of the Company must be regarded as the placing of funds at a high risk in a new or developing venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

Ability  to  Locate  Suitable  Combination  Partners

     The Company periodically enters into preliminary, non-binding discussions with other firms in Internet related or Internet exploitable industries. Such discussions could result in business combinations. While the Company desires that such business combinations occur, no assurance can be given that any future business combination can be structured on terms acceptable to the Company.

Control  by  Management

     Alex Genin, the Chief Executive Officer and Chairman of the Board of the Company is the beneficial owner approximately 71.6% of the common stock of the Company. As a result, management, as a practical matter, will be able to elect all directors and otherwise control the affairs of the Company for the foreseeable future.

Certain  Securities  Law  Considerations

     The Company's stock is considered penny stock and subject to the penny stock rules promulgated under the Securities Exchange Act of 1934, Rules 15g-1 to 15g-9. The penny stock rules require broker-dealers to take steps under certain circumstances prior to executing any penny stock transactions in customer accounts. Among other things, Rule 15g-3 requires a broker or dealer to advise potential purchasers of a penny stock of the lowest offer and highest bid quotations for such stock, and Rule 15g-4 requires a broker or dealer to disclose to the potential purchaser its compensation in connection with such transaction. Under Rule 15g-9, a broker or dealer who recommends such securities to persons other than established customers must make a special written suitability determination for the purchaser and receive the purchaser's prior agreement to such a transaction. The effect of these regulations may be to delay transactions in stocks that are deemed to be penny stocks, and therefore sales of the Company's common stock by brokers or dealer and resales by investors could be adversely affected.

Possible  Volatility  of  Common  Stock  Price

     The market price of the Common Stock may be highly volatile, as has been the case with the securities of many other small capitalization companies. Additionally, in recent years, the securities markets have experienced a high level of price and volume volatility and the market prices of securities for many companies, particularly small capitalization companies, have experienced wide fluctuations which have not necessarily been related to the operating performances or underlying asset values of such companies.

Issuance  of  Preferred  Stock

     The Company presently has authorized 10,000,000 shares of preferred stock, par value $.001 per share, non of which are outstanding. The shares of Preferred

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
Stock, if issued, would be entitled to preferences over the Common Stock. The Company's Board of Directors will have authority, without action or consent by the stockholders, to issue the authorized but unissued shares of Preferred Stock in one or more series, to fix the number of shares in each series, and to determine the voting rights, preferences as to dividends and liquidation rights, conversion rights, and other rights of any such series. The shares of Preferred Stock, when and if issued, could adversely affect the rights of the holders of Common Stock, and could prevent holders of common stock from receiving a premium for their common stock. For example, such issuance could result in a class of securities outstanding that would have preferences with respect to voting rights and dividends and in liquidation over the Common Stock, and could (upon conversion or otherwise) enjoy all of the rights of holders of Common Stock. The Board's authority to issue Preferred Stock could discourage potential takeover attempts and could delay or prevent a change in control of the Company through merger, tender offer, proxy contest or otherwise by making such attempts more difficult to achieve or more costly. The Company may designate Series A Convertible Preferred Stock in the near future in connection with a proposed sale of securities. See, Preferred Stock--Description of Securities

No  Cash  Dividends

     The Company has never paid cash dividends on its Common Stock and the Board of Directors does not anticipate paying cash dividends in the foreseeable future. It currently intends to retain future earnings to finance the growth of its business.

Limitation  on  Director  Liability

     The Company's Articles of Incorporation provide, as permitted by governing Delaware law, that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, with certain exceptions. These provisions may discourage stockholders from bringing suit against a director for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought by stockholders on behalf of the Company against a director.
Competition

     There are many companies which are currently engaged in e-commerce and leasing. However, the Company intends to exploit markets in eastern Europe, and enter niche markets in the U.S., such as the legal referral and services market. Some of the Company's competitors are more established companies with substantially greater capital resources and have substantially greater marketing capabilities than the Company. No assurances can be given that the Company will be able to successfully compete with such companies. The cost of entry into the e-commerce marketplace is low. The Company anticipates that the number of competitors will increase in the future.

Dependence  On,  and  Availability  of  Management;  Management  of  Growth

     The success of the Company is substantially dependent upon the time, talent, and experience of Alex Genin, its President and Chief Executive Officer. The Company has no employment agreement with Mr. Genin. The loss of the services of Mr. Genin would have a material adverse impact on the Company and its business. In the event of Mr. Genin's unavailability or in the event that he should become temporarily disabled, the Company believes that it presently has in place management systems and controls which are sufficiently strong to enable it to run efficiently and effectively until Mr. Genin's return or until a replacement could be found. No assurance can be given, however, that a replacement for Mr. Genin could be located in the event of his unavailability. Further, in order for the Company to expand its business operations, it must continue to improve and expand the level of expertise of its personnel and must attract, train and manage qualified managers and employees to oversee and manage the expanded operations. Demand for Internet and computer industry personnel is high. There is no assurance that the Company will be in a position to offer competitive compensation to attract or retain such personnel.

Ability  to  Manage  Growth

     It is the intention of the Company to expand its existing business operations by acquiring companies and starting new businesses. Such expansion will subject the Company to a variety of risks associated with rapidly growing companies. In particular, the Company's growth may place a significant strain on its day-to-day operations. There can be no assurance that its systems, controls or personnel will be sufficient to meet these demands. Inadequacies in these areas could have a material adverse effect on the Company's business, financial condition and results of operations.

Item  2.     Management  Discussion  and  Analysis

FORWARD-LOOKING  STATEMENT  AND  INFORMATION

     The Company is including the following cautionary statement in this Form 10-SB to make applicable and take advantage of the safe harbor provision of the Private Securities Litigation Reform Act of 1995 for any forward-looking statements made by, or on behalf of, the Company. Forward-looking statements include statements concerning plans, objectives, goals, strategies, expectations, future events or performance and underlying assumptions and other statements which are other than statements of historical facts. Certain statements contained herein are forward-looking statements and, accordingly, involve risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. The Company's expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, including without limitations, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties, but there can be no assurance that management's expectations, beliefs or projections will result or be achieved or accomplished. In addition to other factors and matters discussed elsewhere herein, the following are important factors that, in the view of the Company, could cause actual results to differ materially from those discussed in the forward-looking statements: the ability of the Company's management to operate on a global basis; the ability of the Company to effectuate and successfully operate acquisitions, and new operations; the ability of the Company to obtain acceptable forms and amounts of financing to fund current operations and planned acquisitions; the political, economic and military climate in nations where the Company may have interests and operations; the ability to engage the services of suitable consultants or employees in foreign countries; and competition and the ever-changing nature of the Internet and e-commerce. The Company has no obligation to update or revise these forward-looking statements to reflect the occurrence of future events or circumstances.

     The following description of the Company's financial position and results of operations should be read in conjunction with the Financial Statements and the Notes to Financial Statements, contained in this report as set forth beginning on page F-1.

INTRODUCTION

     In August, 1998, upon appointment of its present officers and directors and initiation of the recapitalization involving EIP, the Company began current operations. Management has evaluated the operations of EIP and has determined that it does not currently make economic sense to commit additional resources to expand EIP's leasing operations in Estonia. It is management's current intent to grow the Company through the continued development and commercialization of its Internet based business, PlazaRoyal.com in both the United States and Eastern Europe. The Company will also consider the acquisition of financial services or Internet related businesses in the same markets.

     The Company intends to make all of the acquisitions by issuing common stock in exchange for the acquired businesses. However, the Company may need additional capital to enter into acquisitions. In the event that capital is needed to effectuate certain acquisitions, the Company will be required to raise substantially all of the funds for such acquisitions. The Company anticipates that most, if not all, of any acquisitions it may make during the next 12 months will be of operating entities that have current management in place.

     The Company's first acquisition occurred in September, 1998 when the Company completed the acquisition of 100% of the stock of EIP from the stockholders of EIP in exchange for a total of 34,000,000 shares of the Company's common stock.

     EIP operates in a part of the world which could be viewed as having a high potential for political, economic and military instability. For example, Estonia is near Russia. If the political situation in Russia worsened, a spill over effect into Estonia could have adverse consequences for EIP. Some other nations which gained independence after the fall of the Soviet Union have experienced instability. If such instability were to occur in Estonia, the Company's business could be adversely affected.

     The operations of EIP are conducted in Estonia with transactions denominated in the local currency of Estonia, the EEK. Therefore, the Company has exposure to foreign currency fluctuations and foreign government intervention such as a devaluation of the local currency (see below for discussion of foreign currency issues).

     The Company believes that EIP's existing cash flow is adequate to fund its existing lease portfolio. The Company's future ability to enter into new leases is dependent upon the availability of financing. The Company's main objective for the next 12 months is to maintain the existing portfolio of leases.

     The Company presently believes that the development and expansion of its e-commerce business website, Plaza Royal.com, will require additional capital. The Company will seek financing for Plaza Royal.com through the sale of debt or equity. In order to achieve these objectives, the Company will be required to raise additional funds from the sale of equity or debt. The sale of equity securities could dilute the Company's existing stockholders' interest, and borrowings from third parties could result in restrictive loan terms which would increase the Company's debt service requirements and could restrict the Company's operations. It is unknown at this time whether the Company will be successful in raising capital on reasonable terms for the purpose of increasing the capital base of EIP or for financing the further development of Plaza Royal.com.

     During late 1998 through March 31, 1999, the Company, in private transactions, raised approximately $65,000 in cash through the sale of its common stock and options.

PLAN  OF  OPERATION

     The current plan of operation involves the further development of our main E-commerce Portal: PlazaRoyal.com. The Company originally developed this portal in March and April of 1999. At the present time the Company is actively in the process of signing on new merchants for the PlazaRoyal.com Mall. Among those already signed are Dell Computers, CBS Sport Stores, Discover Nature Stores, the Sharper Image, Omaha Steaks, the Swiss Army Depot, Office Max, Hickory Farms and Amazon.com.

     Additionally, the Company is working on the development of the new cyberstore concept, which will allow merchants to operate their respective stores on the Internet as a joint venture with our Company. Also, we are in the process of developing a detailed marketing program, which will enable our shopping mall to function in several languages in several different countries. Various local Internet providers in several countries have expressed an active interest in supporting these developments in Europe.

ANALYSIS  OF  FINANCIAL  CONDITION

     At June 30, 1999, the Company has an unused available amount of $19,672 under a credit line which was in the original amount of $300,000. This credit line was provided by United Capital Group, a major shareholder of the Company.

     The Company is actively seeking new acquisitions in the United States and throughout Europe and currently negotiations are underway for the acquisition of several E-commerce companies in the United States, as well as travel related service companies with E-commerce features. The Company is pursuing several new acquisition opportunities in Eastern Europe and is presently negotiating for the acquisition of several Internet providers in the Baltic Region. The Company is seeking to accomplish any further acquisition on a stock exchange basis only. This would enable the Company to acquire additional assets and maintain its cash flow as well.

     Further, the Company is in the process of actively developing a new international legal directory portal under the name of "LegalClaims.com." This portal will enable us to expand our E-commerce services into this new market segment, as well as, generate new revenue(s) for the Company from the sale of memberships to legal professionals, as well as, revenue from advertising and other types of services to the global legal community.

     The Company currently has plans to increase the number of its employees by hiring a marketing manager and an operations manager. Also, the Company has contracted with the E-commerce Solution Company in order to provide full E-commerce services to the clients of the PlazaRoyal.com portal. The Company intends to finance these respective expenditures from the sale of its securities and the Company's existing stockholders could suffer significant dilution in per share net tangible book value from such sales of securities by the Company.

     Since the Company emerged from dormancy it has been dependent on outside financing from individuals and related parties to fund its Internet site development and general corporate overhead. The Company is now in the phase of building markets for PlazaRoyal.com and will continue to be dependent on outside financing for the foreseeable future. If the Company is unable to successfully transition from site development to commercial success for PlazaRoyal.com in a reasonable time frame and/or is unable to acquire other commercially viable businesses, the Company may be unable to obtain adequate sources of long-term financing to continue operations.

GOING  CONCERN  ISSUE

     During 1998 and 1997, the Company has been dependent on debt and equity raised from individual investors and related parties to sustain its operations and has incurred net losses of $827,104 and $26,953, respectively. Also, during the year ended December 31, 1998, the Company had negative cash flows from operations of $190,567. These factors along with a stockholders' deficit of $130,699 at December 31, 1998 raise substantial doubt about the Company's ability to continue as a going concern. (See Note 3 of the Consolidated Financial Statements on Page F-12) The Company's long-term viability as a going concern is dependent upon three key factors as follows:

- The Company's ability to obtain adequate sources of debt or equity funding to meet current commitments and fund the continuation of its business operations.

- The ability of the Company to acquire or internally develop viable businesses.

- The ability of the Company to ultimately achieve adequate profitability and cash flows from operations to sustain its operations.

     As a result of potential liquidity problems that the Company faces, its auditors, Ham, Langston & Brezina, L.L.P. have added an explanatory paragraph in their opinion on the Company's financial statements indicating that substantial doubt exists about the Company's ability to continue as a going concern.

     Management has specific plans to address the financial situation as follows:

- In the near term the Company plans a private placement of its common stock to qualified investors to fund its current operations.

- The Company has filed a Form 10-SB and is a reporting company under the Securities and Exchange Act of 1934. Management believes this step will provide a market for its common stock and provide a means of obtaining future funds necessary to implement its business plan.

- In the long-term, the Company believes that cash flows from acquired businesses and businesses that it is currently developing will provide the resources for its continued operations. The Company has developed PlazaRoyal.com, a virtual mall, for launch on the Internet. Management believes that revenues from this virtual mall, if successfully marketed, will more than cover overhead at the corporate level. Acquisition activities and development of the Company's Internet project resulted in corporate headquarters accounting for 95% of the Company's total net loss in 1998.

COMPETITION

     The Company believes that only a very limited number of sites on the Internet offer the same type of 3-D shopping experience that PlazaRoyal.com intends to offer. The Company also believes that as technology and related Internet access speeds improve, that PlazaRoyal.com will attract both a greater number of customers and more intense competition from other 3-D Internet shopping sites. Such competition could ultimately make 3-D an ordinary feature of Internet shopping malls. The Company has developed a normal 2-D version of its site that requires less graphic data transfer and is better suited for current technology. This 2-D Internet site is already subject to extreme competition and an inability by the Company to properly target its customers and differentiate its Internet site from the sites of its competitors could have a significant adverse impact on the Company. The Company plans to target markets in Eastern Europe that management believes are either undeveloped or are not adequately served.

     The Company believes that EIP, the Company's leasing operation in Estonia, is not subject to severe competition in the markets it serves because the leasing industry is relatively new to Estonia. However, the financial systems in Estonia are not as well developed as those in the United States and the Company intends to continue leasing operations in Estonia only to the extent that they are supported by EIP's current cash flows from operations.

FOREIGN  CURRENCY  TRANSLATION  AND  INFLATION  ISSUES

     EIP's functional currency is the Estonian kroon ("EEK") and substantially all business conducted by EIP is conducted within Estonia. Small changes in the U.S. dollar/EEK exchange rate do not have a significant impact on EIP's financial position or results of operations. However, declines in the value of the EEK generally reduce the value of certain of EIP's assets and cause deterioration in the Company's overall financial position. If Estonia experiences growing inflation, the Company could be classified as a highly inflationary economy under generally accepted accounting principles. Under this circumstance, declines in the value of the EEK would be reflected in operations and would negatively impact the Company's financial position and results of operations. To stabilize its currency, the government of Estonia has enacted monetary policy that "pegs" the exchange rate of the EEK to the German mark ("DEM") in the ratio of 8 EEK = 1 DEM. Because the exchange rate of the DEM is relatively stable against the U.S. dollar, the exchange rate of the EEK should also be expected to be relatively stable against the U.S. dollar.

     The local currency of Estonia is the Estonian kroon or EEK. Because the EEK is the functional currency for its Estonian subsidiary under Financial Accounting Standards Board Statement No. 52, "Foreign Currency Translation" (FAS 52), assets and liabilities denominated in foreign functional currencies are generally translated at the exchange rate as of the balance sheet date. Translation adjustments are recorded as a separate component of stockholders' deficit. Revenues, costs and expenses denominated in foreign functional currencies are translated at the weighted average exchange rate for the period. Therefore, the Company has exposure to foreign currency fluctuations and foreign government intervention such as a devaluation of the local currency, or a freeze of international transfer of funds. The Estonian Central Bank does not have the power to devalue the EEK, and technical fluctuations are restricted to 3%. However, a devaluation of the German Mark
(DM) or the Euro could occur, with a resulting effect on the exchange rate of the EEK. The Estonian Central Bank has officially pegged the EEK at 8 EEK = 1 DM. Therefore, the Company is also subject to foreign currency risks related to the DM. Relative to the U.S. dollar, a declining EEK or DM would negatively impact the value, in U.S. dollars, of the Company's transactions in Estonia. The Estonian Central Bank has also officially pegged to the Euro at 15.64 EEK = 1 Euro, which is considered the equivalent of the DM peg. Therefore, the Company is also subject to the same types of foreign currency risks related to the Euro. Relative to the U.S. dollar, a declining Euro would negatively impact the value, in U.S. dollars, of the Company's transactions in Estonia.

     Estonia has experienced a great amount of political and economic instability and inflation increased, but then stabilized in 1999. Accordingly, the government's monetary policy could come under pressure. If inflation increases, both the outlook for leasing operations and the effect of translation adjustments will negatively impact the Company's financial position and results of operations.

SIGNIFICANT  TRENDS

     During 1998 EIP entered into 37 new finance leases as compared to 111 in 1997. Substantially all leases entered into by EIP are finance leases and the average dollar amount of each lease was approximately $14,730 in 1998 and $2,548 in 1997. This trend highlights the fact that the Company's leasing operations have been and are expected to continue to be adversely impacted by underdeveloped Estonian financial markets and by managements decision to employ substantially all new capital resources in funding the Company's Internet site development and in building markets for its Internet sites. The Company intends to continue servicing its existing lease portfolio but intends to enter into new leases only to the extent that such new leases are supported by EIP's cash flows from operations. Because EIP experienced negative cash flows from operations of approximately $7,000 during 1998, the Company will fund few, if any, new leases in 1999. The Company expects that negative cash flows from operations at EIP during 1999 will meet or exceed those experienced in 1998 not only due to a decline in leasing activity but also because the Company intends to use the EIP employees to help in the development of markets for the Company's Internet sites and in fund raising efforts in Eastern Europe.

RESULTS  OF  OPERATIONS

Year  Ended  December  31,  1998  Compared  to  the Year Ended December 31, 1997

     During 1998 the Company experienced a decline in revenues of $75,698 or 57% as compared to 1997. This decline in revenue was the direct result of a decline in leasing activity in EIP that was caused by a deterioration of the financial markets in Estonia and related limitations on the availability of capital to enter into new leases. (See Significant Trends above.)

     During 1998 the Company's operating, general and administrative costs of approximately $258,000 increased 313% as compared to 1997. The increase of approximately $176,000 was made up of an increase of approximately $95,000 in personnel costs, an increase of approximately $61,000 in legal and other professional fees.

     During 1998 depreciation and amortization decreased by $3,435 or 29% as compared to 1997. This increase was the direct result of the expiration of certain leases and disposition of the related leased assets. The Company believes that such decreases will continue in future years as the Company downsizes its leasing operations through EIP in Estonia and concentrates on development of PlazaRoyal.com and other related Internet businesses.

     During 1998 stock and option based compensation was $546,822 due to the sale of common stock to officers and employees at below market prices and due to the issuance of options for purchase of common stock with exercise prices below the current price of the Company's common stock at the date of issue. Such sales resulted in charges to compensation expense for the difference between the market price and the exercise/sales price at the date of issue/sale. In 1997 there were no similar sales or issuances of stock and options.

     During 1998 the Company had a net loss of ($827,104) compared to a net loss of ($26,953) in 1997. The increased net loss was largely attributable to the Company's Internet related activities in the United States as the net loss from operations in Estonia, through EIP, increased by only $11,738. As described in more detail above, the primary reasons for the increased losses were stock and option based compensation charges and increases in personnel, legal and professional fees in 1998.

Three Months Ended March 31, 1999 Compared to the Three Months Ended March 31, 1998

     During the three months ended March 31, 1999 the Company's revenues were consistent as compared to the three months ended March 31, 1998. Revenues were consistent because both periods reflect the same decline in leasing activity in EIP that was caused by a deterioration of the financial markets in Estonia and related limitations on the availability of capital to enter into new leases. (See Significant Trends above.)

     During the three months ended March 31, 1999 the Company's operating, general and administrative costs increased by approximately $61,000 as compared to the three months ended March 31, 1998. This increase was made up of an increase of approximately $50,000 in personnel costs and an increase of approximately $11,000 in legal and other professional fees. The $61,000 increase was attributable to the following: $26,000 to the commencement of operations after a dormant period, $24,000 to the development the Company's PlazaRoyal.com Internet site and $11,000 to general business development.

     During the three months ended March 31, 1999 depreciation and amortization remained constant as compared to the three months ended March 31, 1998 due to similar levels of activity in EIP.

     During the three months ended March 31, 1999 stock and option based compensation was $142,574 due to the sale of common stock to officers and employees at below market prices and due to the issuance of options for purchase of common stock with exercise prices below the current price of the Company's common stock at the date of issue. Such sales resulted in charges to compensation expense for the difference between the market price and the exercise/sales price at the date of issue/sale. In the three months ended March 31, 1998 there were no similar sales of stock and options.

     Interest expense increased from $7,957 during the three months ended March 31, 1998 to $69,012 during the three months ended March 31, 1999. The increase was the result of the Company issuing convertible debt with a below market common stock conversion rate during late 1998. The resulting discount on the debt was amortized to interest expense over the term of the debt and resulted in additional interest expense of approximately $61,000 during the three months ended March 31, 1999.

     During the three months ended March 31, 1999 the Company had a net loss of ($296,216) compared to a net loss of ($3,061) in the three months ended March 31, 1998. The increased net loss was largely attributable to the operations in the United States as the net loss from operations in Estonia through EIP's increased by only $1,487. As described in more detail above, the primary reasons for the increased losses were stock and option based compensation charges, increases in interest expense and increases in personnel, legal and professional fees in 1998.

LIQUIDITY  AND  CAPITAL  RESOURCES

     At June 30, 1999, the Company had cash resources of approximately $130,000 and believes that it can obtain additional convertible debt from an existing related party lender of approximately $200,000 to fund its current operations. The Company's cash requirements for operations currently average approximately $150,000 per quarter and management does not expect such requirements to change until at least the first quarter of 2000. Accordingly, the Company will require approximately $600,000 from outside sources to fund its 1999 operations.

     The Company does not currently have any commitments for capital expenditures in EIP. The Company intends to continue servicing its existing lease portfolio but intends to enter into new leases only to the extent that such leases are supported by EIP's cash flows from operations. Those cash flows are not expected to allow additional leases in 1999 (See Significant Trends above).

     The Company expects to be able to raise sufficient capital for 1999 operations but raising the capital may cause dilution in per share net tangible book value to existing shareholders. The Company will ultimately need to produce positive cash flows from operations to meet its long-term capital needs. (See Going Concern Issue above.)

IMPACT  OF  THE  YEAR  2000  ISSUE

     The  Year  2000  issue is the result of computer programs and hardware with embedded date technology using two digits to define the applicable year rather than four. Any programs or hardware that are time sensitive and have not been determined to be Year 2000 compliant may recognize a date using "00" as the year 1900 rather than the year 2000. Such improper date recognition could, in turn, result in erroneous processing of data, or, in extreme situations, system failure.

     The Company is currently implementing a Year 2000 program which encompasses performing an inventory of information technology and non-information technology systems, assessing the potential problem areas, testing the systems for Year 2000 readiness, and modifying systems that are not Year 2000 compliant.

     To date, inventory and assessment are in progress for all core systems that are essential for business operations. The Company believes all of its core systems are Year 2000 compliant. Because many of the Company's systems are new and designed to be year 2000 compliant, the Company's management estimates that the work they have completed represents more than seventy-five percent of the work involved preparing the Company's systems for the Year 2000.

     Although the Company expects to be ready to continue business activities without interruption by a Year 2000 problem, Company management recognizes the general uncertainty inherent in the Year 2000 issue, in part because of the uncertainty about the Year 2000 readiness of third parties, particularly in Estonia and other Eastern European countries. Under a "worst case Year 2000 scenario", it may be necessary for the Company to temporarily interrupt normal business activities or operations and to seek outside financing for cash flow problems brought on by customer payment problems. The Company believes that such circumstances could result in a material adverse impact to its operations and in its current financial position, threaten its continued existence. The
Company has begun, but not yet completed, development of a contingency plan to deal with the most likely worst case Year 2000 scenario". The contingency plan is expected to be completed during the fourth quarter of 1999.

     Based on a current assessment, the Company's total cost of becoming Year 2000 compliant is not expected to be significant to its financial position, results of operations or cash flows and is estimated to be less than $10,000.

Item  3.     Description  of  Property

     The Company's principal executive offices are located at 5120 Woodway, Suite 9004, Houston, Texas 77056, in approximately 2,000 square feet of office space which is subleased from a firm owned by Alex Genin, the President of the Company, on a month to month sublease for $2,343 per month. EIP leases approximately 3,000 square feet of office space in Estonia on a month to month lease for approximately $2,100 per month from an independent third party. The Company believes that its offices are adequate for its present and future needs.

Item  4.     Security  Ownership  of  Certain  Beneficial  Owners and Management

     The following table sets forth certain information as of August 16, 1999 with respect to the beneficial ownership of shares of common stock by (i) each person who is known to the Company to beneficially own more than 5% of the outstanding shares of common stock, (ii) each director of the Company, (iii) each executive officer of the Company and (iv) all executive officers and directors of the Company as a group. Unless otherwise indicated, each stockholder has sole voting and investment power with respect to the shares shown. As of August 16, 1999, the Company had outstanding 66,238,142 shares of common stock, and no outstanding preferred stock.

                                                             Percent
Name and Address                      Shares of Common         of
of Beneficial Holder              Stock Beneficially Owned   Class
--------------------------------  -------------------------  ------
Alex Genin                        50,026,545  (1)(2)(6)       71.6%
5120 Woodway, Suite 9004
Houston, Texas 77056

Eurocapital Group, Ltd.           25,500,000 (2)              39.1%
19 Peel Road
Douglas, Isle of Man
British Isles 1M1 4LS

United Capital Group Limited      17,826,545 (2)(3)           25.2%
50 Town Range, Suite 7B
Gibraltar

Michael Dashkovsky                4,500,000 (4)                6.8%
5120 Woodway, Suite 9004
Houston, Texas 77056

Abrador, SA                       3,618,100                    5.6%
48 East Street
Bella Vista, Sucre Building
Panama

Joseph a. Bond                    400,000                       .6%
5120 Woodway, Suite 9004
Houston, Texas 77056

Walter C. Wilson                  200,000 (5)                   .3%
1900 West Loop South, Suite 2050
Houston, Texas 77027

                                       23

Joselito H. Sangel                500,000 (5)                  0.8%
5120 Woodway, Suite 9004
Houston, Texas 77056

All officers and directors as
a Group--Five Persons             55,626,761                  85.3%
_____________________________

(1)     Includes  options  to  purchase  up  to  2,700,000  shares of common stock of the  Company  which  are  presently  exercisable  at  excise prices  of  from
        $.05 to $.25 per share.

(2)     Alex  Genin  currently  holds  powers  of  attorney  from  Eurocapital  Group,
        Ltd. and United Capital Group Limited pursuant to which Mr. Genin  is  granted voting and investment power with respect to shares of the Company. Accordingly,
        Mr. Genin is deemed to be the beneficial owner of these shares.  Mr. Genin does not own any stock of Eurocapital Group, Ltd. or United Capital Group  Limited.

(3)     Pursuant to the loan agreement, this amount includes 1,886,545 shares issuable upon conversion of debt owed by the Company to United Capital Group,
        Ltd.  The  conversion  price  is  $0.05 per  share.

(4)     Includes an option to purchase up to 1,500,000 shares  of  common  stock  of the Company which is presently exercisable at an exercise price of $0.05 per share.

(5)     Includes an option to purchase  up to 100,000  shares  of  common  stock  of the Company which is presently exercisable at an exercise price of $0.10 per share.

(6) Includes shares owned by Eurocapital Group, Ltd. and United Capital Group Limited.


Item 5.     Directors, Executive Officers, Promoters and Control Persons

     The directors and executive officers of the Company are as follows.

Name and Address                   Age        Position
--------------------------------  -----  ------------------
Alex Genin                           47  Director, CEO, and
5120 Woodway, Suite 9004                 President
Houston, Texas 77056

Joseph a. Bond                       65  Director and
5120 Woodway, Suite 9004                     Secretary
Houston, Texas 77056

                                       24

Michael Dashkovsky                   37  Director
5120 Woodway, Suite 9004
Houston, Texas 77056

Walter C. Wilson                     51  Director
1900 West Loop South, Suite 2050
Houston, Texas 77027

Joselito H. Sangel                   45  Vice President of
5120 Woodway, Suite 9004                 Finance
Houston, Texas 77056

     Directors are elected annually and hold office until the next annual meeting of the stockholders of the Company or until their successors are elected and qualified. Officers serve at the discretion of the Board of Directors. There is no family relationship between or among any of the directors and executive officers of the Company.

BIOGRAPHIES

     Alex Genin has been a Director, President and a major shareholder of the Company since August, 1998. Since 1992, Mr. Genin has been the President of ECL Trading Company, which trades goods and commodities in Europe and countries of the former Soviet Union. Since 1985, Mr. Genin has been the President of Eastern Credit Ltd. Inc. which provides mortgage and financial consulting services in Europe, Asia and the United States. Mr. Genin has extensive experience in business activities in Europe, Asia and countries of the former Soviet Union.

     Joseph a. Bond has been a Director and the Secretary of the Company since August, 1998. For more than five years, Mr. Bond has been an attorney in the private practice of law in Texas. Mr. Bond has extensive experience in international tax law.

     Michael Dashkovsky has been a Director of the Company since August, 1998 and since March, 1999 he has been the Company's Manager of European Operations. Since 1990, Mr. Dashkovsky has been employed by Eastern Credit Ltd., Inc. as a manager, and as the President of the Estonian Innovation Bank until February, 1999. This bank owned EIP at one time.

     Walter C. Wilson has been a Director of the Company since January, 1999. Since 1974, Mr. Wilson has been an attorney in private practice in Texas. Mr. Wilson is licensed to practice law in Texas and Florida. He has a J.D. degree, 1969, from the University of Florida Law School. Mr. Wilson practices in international law and international taxation.

     Joselito H. Sangel has been the Company's Vice-President of Finance since September, 1998. Since 1996, Mr. Sangel has been an accountant with EC Group Companies, a firm controlled by Alex Genin. From 1988 through 1995 Mr. Sangel was a portfolio accountant with First Interstate Bank.

Item  6.     Executive  Compensation

     The following table reflects all forms of compensation for services to the Company for years ended December 31, 1998, 1997 and 1996 of Mr. Genin and Michael Dashkovsky, a Director of the Company. No other executive officer of the Company received compensation which exceeded $100,000 during these periods.

                               SUMMARY COMPENSATION TABLE


                               ANNUAL                    LONG  TERM  COMPENSATION
                               COMPENSATION
                                                         AWARDS                    PAYOUTS
                                                 OTHER                                               ALL
NAME AND                                         ANNUAL  RESTRICTED  SECURITIES                     OTHER
PRINCIPAL                                        COMPEN-  STOCK     UNDERLYING       LTIP           COMPEN-
POSITION              YEAR    SALARY     BONUS   SATION   AWARDS   OPTIONS/SARS      PAYOUTS        SATION
-------------------  -----  -----------  -----  -------  --------  ------------  --------------  -----------
Alex                  1998  $37,000-(1)   -0-    -0-     -0-(2)    -0-(2)         -0-  278,170 (3)(4)
Genin                 1997  $   -0-       -0-    -0-     -0-       -0-            -0-            -0-
                      1996  $   -0-       -0-    -0-     -0-       -0-            -0-            -0-
Director,
CEO
and President

Michael               1998  $   -0-       -0-    -0-     -0-       -0-            -0-   202,110 (5)(6)
Dashkovsky            1997  $   -0-       -0-    -0-     -0-       -0-            -0-            -0-
                      1996  $   -0-       -0-    -0-     -0-       -0-            -0-            -0-
Director and
Manager of
European Operations

(1)     This $37,000 was indirect compensation to Mr. Genin.  In addition, businesses owned by  Mr. Genin received $131,553 as reimbursement  for providing the Company  with  office  space  and  business services (such as: secretarial services, telecommunications services, and photostating services), managerial and consultant  staffing  and travel expenses.  For the  current  year 1999  to  date,
        Mr. Genin indirectly  received an additional $43,400 as compensation.  See, Certain Relationships and Related Transactions.

                                       26

(2)     On April 7, 1999, the Company awarded Mr. Genin with an immediately exercisable Option to purchase up to 200,000 shares of common stock  of the Company  at an  exercise  price of  $0.25  per  share expiring on March 31, 2002.  This was compensation for services rendered from August, 1998 through
        March 31, 1999.

(3)     In 1998, Mr. Genin purchased an immediately exercisable option to purchase up to  2,500,000 shares of common stock of the Company at an exercise price of $0.05  per share.  The  exercise price was below the fair value of the Company's common stock on the  date the option was  purchased and the option was valued at $31,250.  Mr. Genin has not exercised  this option and at  December 31, 1998, the value of his unexercised in the money option was $500,000. Mr. Genin paid $140 for this option.

(4)     In 1998, Mr. Genin purchased 4,000,000 shares of the Company's common stock for $0.0008 per share when the fair value of the stock was approximately $0.0625 per share.  This transaction resulted in compensation to Mr. Genin of $246,920.

(5)     In 1998, Mr. Michael Dashkovsky, Manager of Eastern Operations and a  Director  of  the  Company,
        purchased an immediately exercisable option to purchase up to 1,500,000 shares of common stock of the Company at an exercise price of $0.05 per share.  The exercise price was below the fair value of the Company's common stock on the date the option was purchased and the option was  valued  at
        $18,750.  Mr. Dashkovsky has not exercised this option and at December 31, 1998, the value of his unexercised option was approximately $300,000.

(6)     In 1998, Mr. Dashkovsky also purchased 3,000,000 shares of the Company's common stock for $0.0014 per share when the fair value of the stock was approximately $0.0625 per share.  This transaction resulted in compensation to Mr. Dashkovsky of $183,360.

EMPLOYMENT  AGREEMENTS

     The Company does not have an employment contract with any of its employees. The Company presently intends to negotiate an employment contract with Alex Genin which would be approved by the Board of Directors, however, no terms have been discussed at this time.

DIRECTOR  COMPENSATION

     The  Company  does  not  currently  pay  any  cash  directors'  fees.

EMPLOYEE  STOCK  OPTION  PLAN

     The Company believes that equity ownership is an important factor in its ability to attract and retain skilled personnel, and the Board of Directors of the Company may adopt an employee stock option plan in the future. The purpose of the stock option program will be to further the interest of the Company, its subsidiaries and its stockholders by providing incentives in the form of stock options to key employees and directors who contribute materially to the success and profitability of the Company. The grants will recognize and reward outstanding individual performances and contributions and will give such persons a proprietary interest in the Company, thus enhancing their personal interest in the Company's continued success and progress. This program will also assist the Company and its subsidiaries in attracting and retaining key employees and directors.

Item  7.     Certain  Relationships  and  Related  Transactions

     Alex Genin currently holds powers of attorney from Eurocapital Group, Ltd. and United Capital Group Limited pursuant to which Mr. Genin is granted voting and investment power with respect to shares of the Company. Accordingly, Mr. Genin is deemed to be the beneficial owner of these shares. Mr. Genin does not own any stock of Eurocapital Group, Ltd. or United Capital Group Limited.

     The Company believes that the terms and conditions of all of the following transactions were no less as favorable to the Company than terms attainable from unaffiliated third parties. The terms of these transactions were determined by the parties through arms length negotiations. These transactions were made at a time when the Company's common stock had a very low market value and there was only de minimis and infrequent trading activity.

     Effective September, 1998, United Capital Group Limited and the Company entered into a loan agreement, pursuant to which the Company may borrow up to $300,000. As part of the loan agreement, during 1998, United Capital Group Limited, on behalf of the Company, reimbursed businesses owned by Mr. Genin for services which Mr. Genin's businesses provided to the Company, including office space and business services (such as: secretarial services, telecommunications services, and photostating services), managerial and consultant staffing (including payments to Mr. Genin of $37,000 in 1998) and travel expenses. Mr. Genin's businesses provided these services on terms no less favorable to the Company than terms obtainable from unaffiliated third parties. At the time these transactions occurred, the Company had limited resources, and was unable to find any alternative source of financing. In 1998, Mr. Genin's businesses received $168,553 under this arrangement and the cumulative total was $186,000 as of January 31, 1999. In February, 1999, United Capital Group and the Company agreed to exchange the $186,000 indebtedness for 7,440,000 shares of common stock. Pursuant to the loan agreement, this debt was converted at a conversion price of $0.025 per share, which, at the time of conversion, was below market value.

     The Company continues to use this method of financing to provide itself with resources and capabilities, and will do so until it is able to secure alternative sources of capital on better terms. United Capital Group Limited may convert additional debt for shares of common stock of the Company pursuant to the loan agreement at an exchange price of $0.05 per share for conversions occurring on or after February 1, 1999. At June 30, 1999, the Company owes $16,672 to United Capital Group Limited pursuant to this agreement. United Capital Group Limited owns approximately 26.6% of the common stock of the Company. Beginning August, 1999, United Capital Group Limited will begin directly providing funds to the Company, instead of paying the funds to businesses owned by Alex Genin. At that time, Mr. Genin will begin receiving $6,200 per month in compensation directly from the Company.

     During 1998, Mr. Genin's businesses compensated Mr. Genin in the amount of $37,000 for services he rendered related to the Company. During 1999 to date, Mr. Genin's businesses compensated Mr. Genin in the amount of $43,400 for services he rendered related to the Company. Mr. Genin beneficially owns approximately 71.6% of the common stock of Company.

     In September, 1998, the Company entered into a Stock Exchange Agreement with the two stockholders of EIP, who were Eurocapital Group, Ltd. and United Capital Group Limited. The Company issued a total of 34,000,000 shares of common stock of the Company to the EIP stockholders in exchange for all of the outstanding shares of EIP. The terms and conditions of the Stock Agreement Exchange were determined by the parties through arms length negotiations and was approved by the Board of Directors. However, no appraisal was performed. As a result of these transactions, Eurocapital Group, Ltd. now beneficially owns 39.2% of the common stock of the Company, and United Capital Group Limited now beneficially owns 26.6% of the common stock of the Company. The Company treated the acquisition of EIP as a recapitalization whereby EIP was the accounting acquiror. At the time of the acquisition, the Company estimated the market value of the Company's common stock at approximately $.005 per share, resulting in a valuation of the acquisition of approximately $170,000.

     Estonian Innovation Bank, which previously owned EIP, made a loan to EIP in 1997. The current principal balance on this loan, which bears interest at 10% per annum, is $333,641, which is payable interest only on a monthly basis with a final balloon payment of principal and interest due in May, 2002. The Company does not believe that this funding source will provide any additional financing. Eurocapital Group, Ltd. owns approximately 54% of Estonian Innovation Bank and beneficially owns 39.2% of the common stock of the Company.

     In October, 1998, the Company sold to Alex Genin 4,000,000 shares of common stock at one-tenth cent per share and granted Mr. Genin an option to purchase 2,500,000 shares of common stock of the Company exercisable at $0.05 per share expiring in August, 2001, for the total cash sum of $4,140. This option is presently exercisable. These issuances were approved by the Board of Directors. This was an incentive approved by the Board of Directors to persuade Mr. Genin to become an officer and director and to devote virtually all of his time to the management of the Company at a time when there was no meaningful market for the shares and when the Company had limited financial resources. In April, 1999 the Company granted Mr. Genin an option to purchase up to 200,000 of common stock to the Company exercisable at $0.25 per share expiring in March, 2002.

     In October, 1998, Company sold to Michael Dashkovsky 3,000,000 shares of common stock at one-tenth cent per share and granted Mr. Dashkovsky an option to purchase 1,500,000 shares of common stock of the Company exercisable at $0.05 per share expiring in August, 2001, for the total cash sums of $3,080. This option is presently exercisable. These issuances were approve by the Board of Directors. This was an incentive approved by the Board of Directors to persuade Mr. Dashkovsky to become an officer and director and to devote substantially all of his time to the management of the Company at a time when there was no meaningful market for the shares and when the Company had limited financial resources.

Item  8.     Description  of  Securities

     The authorized capital stock of the Company consists of 100,000,000 shares of common stock, par value $0.001, and 10,000,000 shares of preferred stock, par value $0.001. The Board of Directors may establish series or classes of shares out of the authorized shares. As of August 16, 1999, the Company had outstanding 66,238,142 shares of common stock, and no outstanding preferred stock. The Company may, however, designate Series a Convertible Preferred Stock in the near future in connection with a possible sale of securities. The Company has no present plans or agreements to increase the number of authorized shares of its capital stock. In the event that a corporate opportunity presents itself, the Board may seek shareholder approval to increase the number of authorized shares. Further, the Company may effectuate a reverse split of its common stock in the future.

     The following summary description of the securities of the Company is qualified in its entirety by reference to the Certificates of Incorporation, as amended, and the Bylaws of the Company, as amended, copies of which are filed as exhibits to this Form 10-SB.

COMMON  STOCK

          The Company's Articles of Incorporation authorize 100,000,000 shares of common stock. The holders of common stock are entitled to one vote per share with respect to all matters required by law to be submitted to stockholders of the Company, including the election of directors. The common stock does not have any cumulative voting, preemptive, subscription or conversion rights. The election of directors and other general stockholder action requires the affirmative vote of a majority of shares represented at a meeting in which a quorum is represented, except that pursuant to the Bylaws a consent to corporate action by a majority of shareholders entitled to vote on a matter is permitted. The outstanding shares of common stock are validly issued, fully paid and non-assessable.

     The holders of common stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor only after accrued dividends are paid to holders of preferred stock and other senior securities. In the event of liquidation, dissolution or winding up of the affairs of the Company, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them subject to the rights of holders of preferred stock and other senior securities.

PREFERRED  STOCK

     There are no shares of preferred stock outstanding. However, the Company may designate Series a Convertible Preferred Stock in the near future in connection with a proposed sale of securities. The Company's Articles of Incorporation authorize 10,000,000 shares of preferred stock and provide that the Board of Directors may designate the voting power, preferences, relative, participating optional or other special rights, and qualifications, limitations or restrictions of preferred stock. The Company's Articles of Incorporation also provide that the Board of Directors may create one or more classes of preferred stock and one or more series of preferred stock.

     Series a Convertible Preferred Stock. If designated, the description of Series a Convertible Preferred Stock would be qualified in its entirety by reference to the Company's Articles of Incorporation, Bylaws and the Certificate of the Designation, Preferences, Rights and Limitations of Series a Convertible Preferred Stock.

     Series a Convertible Preferred Stock would be convertible into common stock beginning 24 months after purchase as follows: (i) at a conversion ratio of 20 shares of common stock per share of Series a Convertible Preferred Stock, or,
(ii) at a conversion price calculated as 70% of the average of the daily high and low bid per share of common stock during the 20 trading days preceding conversion, whichever method results in a greater of shares of common being issued on the conversion date. However, the conversion price shall not be less than $.10 per share of common stock. The Series a Convertible Preferred Stock dividend would be the payment-in-kind of common stock for the equivalent of a 15% annual dividend rate on the stated value of the Series a Convertible Preferred Stock. The value of common stock in connection with a dividend is calculated as the average of the daily high and low bid per share of common stock during the 20 trading days preceding the record date of the annual dividend payment. Series a Convertible Preferred Stock would be non-voting.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Stock and Other Shareholder Matters

     The Company's common stock is currently traded on the over-the-counter bulletin board ("OTC BB") under the symbol "FCAI." The following table sets forth, for the periods indicated, the reported high and low closing bid quotations for the common stock of the Company as reported on the OTC BB . The bid prices reflect inter-dealer quotations, do not include retail markups, markdowns or commissions and do not necessarily reflect actual transactions.


                          HIGH     LOW
QUARTER ENDED             BID      BID
----------------------  --------  -------
March 31, 1997          $    (*)  $ (*)
June 30, 1997           $    (*)  $ (*)
September 30, 1997      $    (*)  $ (*)
December 31, 1997       $    (*)  $ (*)

March 31, 1998          $    (*)  $ (*)
June 30, 1998           $    (*)  $ (*)
September 30, 1998      $    (*)  $ (*)
December 31, 1998       $   (**)  $(**)

March 31, 1999          $    1/2  $ 1/4
June 30, 1999           $ 1-7/16  $ 1/4
July 1, 1999 through
  August 18, 1999       $  15/16  $ 5/8
______________________

(*) To the best of the Company's knowledge, from January 1, 1996 through October, 1998, no broker-dealer made an active market or regularly submitted quotations for the Company's stock. During this period there were only an infrequent number of trades and virtually no trading volume.

                                       32

(**) To the best of the Company's knowledge, from November, 1998 through January, 1999, there were only an infrequent number of trades and little trading volume.

     The closing bid price on the Company's common stock was $7/8 per share on August 13, 1999. As of August 16, 1999, there were approximately 1013 holders of record of the Company's common stock.


     The Company's transfer agent is OTC Stock Transfer, Inc., 321 East 2100 South, Salt Lake City, UT 84115; PO Box 65665, Salt Lake City, UT 84165; tel.
(801)  485-555,  fax  (801)  486-0562.

DIVIDEND  POLICY

     The Company has not paid, and the Company does not currently intend to pay cash dividends on its common stock in the foreseeable future. The current policy of the Company's Board of Directors is for the Company to retain all earnings, if any, to provide funds for operation and expansion of the Company's business. The declaration of dividends, if any, will be subject to the discretion of the Board of Directors, which may consider such factors as the Company's results of operations, financial condition, capital needs and acquisition strategy, among others.

Item  2.     Legal  Proceedings

     None.

Item  3.     Changes  in  and  Disagreements  With  Accountants

(a)     On  July  2,  1998  the  Company engaged Ham, Langston & Brezina, L.L.P.
("Ham, Langston & Brezina") as its independent accountant. The decision to engage Ham, Langston & Brezina as the Company's independent accountant was recommended and approved by the chairman of the Company's Board of Directors.

(b) In a report dated May 2, 1994, Darrell T. Schvaneveldt, Certified Public Accountant, reported on the Company's financial statements as of April 30, 1994, December 31, 1993, 1992 and 1991, and the related statements of operations, stockholders' equity and cash flows for the accumulated period January 3, 1977 to April 30, 1994, the period January 1, 1994 to April 30, 1994, and for the years ended December 31, 1993, 1992 and 1991. Such report did not contain an adverse opinion or disclaimer of opinion, nor was such report qualified or modified as to uncertainty, audit scope, or accounting principles. Darrell T. Schvaneveldt, Certified Public Accountant, understands that he was terminated as the Company's independent accountant effective May 2, 1994. Thereafter, the Company engaged Ham, Langston & Brezina as its independent accountant on July 2, 1998.

(c) During the Company's two fiscal years ended December 31, 1998 and 1997, and the subsequent interim period preceding the decision to engage independent accountants, there were no "reportable events" (hereinafter defined) requiring disclosure pursuant to Item 304 of Regulation S-B.

(d) Effective July 2, 1998, the Company engaged Ham, Langston & Brezina as its independent accountant. During the two years ended December 31, 1998 and 1997, and the subsequent interim period preceding the decision to engage independent accountants, neither the Company nor anyone on its behalf consulted Ham, Langston & Brezina regarding either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, nor has Ham, Langston & Brezina provided to the Company a written report or oral advice regarding such principles or audit opinion.

Darrell T. Schvaneveldt, Certified Public Accountant, has provided the Company with a letter pursuant to Rule 304 of Regulation S-B.

Item  4.     Recent  Sales  of  Unregistered  Securities

     During the past three years, the following transactions were effected by the Company in reliance upon exemptions from registration under the Securities Act of 1933 as amended (the "Act") as provided in Section 4(2) thereof. Each certificate issued for unregistered securities contained a legend stating that the securities have not been registered under the Act and setting forth the restrictions on the transferability and the sale of the securities. No underwriter participated in, nor did the Company pay any commissions or fees to any underwriter in connection with any of these transactions. None of the transactions involved a public offering.

     In September, 1998, the Company entered into a Stock Exchange Agreement with the two stockholders of EIP, whereby the Company issued a total of 34,000,000 shares of common stock of the Company to the EIP stockholders in exchange for all of the outstanding shares of EIP. The Stock Exchange Agreement was the result of negotiations between the Company and the EIP stockholders. The Company believes that the EIP stockholders had knowledge and experience in financial and business matters which allowed them to evaluate the merits and risk of the receipt of these securities of the Company. The Company believes that the EIP stockholders were knowledgeable about the Company's operations and financial condition.

     In October, 1998 the Company sold a total of 7,650,000 shares of common stock to six employees of the Company for prices ranging from $.001 to $.01 per share in cash. In November, 1998 the Company sold 80,000 shares to another employee at a purchase price of $.005 per share. In October, 1998, the Company sold a total of 4,250,000 options to purchase common stock of the Company to eight persons who were employees of the Company. The Company believes that each of the persons had knowledge and experience in financial and business matters which allowed them to evaluate the merits and risk of the purchase of these securities of the Company. All of these persons were employees or vendors of the Company and in such capacity they were knowledgeable about the Company's operations and financial condition.

     In October, November and December, 1998, the Company sold a total of 1,420,000 shares of common stock to eight persons at prices ranging from $.005 to $.04 per share. The Company believes that these persons had knowledge and experience in financial and business matters which allowed them to evaluate the merits and risk of the purchase of these securities of the Company. The Company believes that each of them was knowledgeable about the Company's operations and financial condition.

     In January, February and March, 1999, the Company sold a total of 1,780,000 shares of common stock to 14 persons at prices ranging from $.005 to $.05 per share in cash. The Company believes that these persons had knowledge and experience in financial and business matters which allowed them to evaluate the merits and risk of the purchase of these securities of the Company. The Company believes that each of them was knowledgeable about the Company's operations and financial condition.

     In February, 1999, pursuant to a loan agreement effective September, 1998, United Capital Group Limited and the Company agreed to exchange the existing indebtedness on this loan (which was $186,000) for 7,440,000 shares of common stock, or $0.025 per share. The Company believes that each of the EIP stockholders had knowledge and experience in financial and business matters which allowed them to evaluate the merits and risk of the exchange or purchase of these securities of the Company. The Company believes that the EIP stockholders had knowledge and experience in financial and business matters which allowed them to evaluate the merits and risk of the purchase of these securities of the Company, and that they were knowledgeable about the Company's operations and financial condition. Pursuant to the loan agreement, after February, 1999, other such conversions as may occur will have a conversion price of $0.05 per share.

     In April, 1999, the Company awarded Mr. Genin with an immediately exercisable option to purchase up to 200,000 shares of common stock of the Company at an exercise price of $0.25 per share expiring on March 31, 2002. This was compensation for services rendered from August, 1998 through March 31, 1999. Mr. Genin is an officer and director of the Company. The Company believes that Mr. Genin had knowledge and experience in financial and business matters which allowed him to evaluate the merits and risk of the receipt of this option The Company believes that each of he was knowledgeable about the Company's operations and financial condition.

     From April through July 22, 1999, seven persons purchased a total of 215,000 shares of common stock of the Company at purchase prices of $0.05 per share to $0.25 per share. The Company believes that each of the persons had knowledge and experience in financial and business matters which allowed them to evaluate the merits and risk of the purchase of these securities of the Company. The Company believes that each of these persons were knowledgeable about the Company's operations and financial condition.

     In August, 1999, the Company sold 1,000,000 shares of commons stock to Bailey Pacific Enterprises ("Bailey") for cash consideration of $200,000. The Company believes that Bailey had knowledge and experience in financial and business matters which allowed it to evaluate the merits and risk of the purchase of these securities of the Company. The Company believes that the Bailey was were knowledgeable about the Company's operations and financial condition.

Item  5.     Indemnification  of  Directors  and  Officers

     The following summary description of material provisions of the Company's Certificate of Incorporation and Bylaws is qualified in its entirety by reference to the Certificate of Incorporation and the Bylaws of the Company, copies of which are included as exhibits to this Form 10-SB.

     The Company's Certificate of Incorporation, Section Seven, provides that a Director of the Company is not liable to either the Company or its shareholders for breach of fiduciary duties unless the breach involves a breach of loyalty to the Company or its shareholders, acts or omissions not in good faith which involve intentional misconduct or knowing violation of law, liability for unlawful payments of dividends or unlawful stock purchase or redemption by the Company, or a transaction from which the director derived an improper personal benefit.

     The Company's Bylaws, Article V, Section 14, provides for the indemnification of present and future officers and directors for all liabilities against the officer or director in connection with any claim by reason of his being or having been an officer or director of the Company.

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers or persons controlling the Company pursuant to the Company's Certificate of Incorporation or Bylaws, the Company has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                    PART F/S

The financial information required by this item is included as set forth on Page F-1.

                                    PART III

Item  1.     Index  to  Exhibits.

 3.1   (*)  Certificate of Incorporation and Amendments thereto.
 3.2   (*)  By-Laws and Amendments thereto.
 4.1   (*)  Form of Common Stock Certificate.
            Stock Exchange Agreement by and among First Capital
            International, Inc. and certain registered holders of capital stock

                                       36

10.1   (*)  of EIP Liisingu AS, an Estonian corporation.
10.2   (*)  Loan agreement between the Company and United Capital Group, Ltd
16.1   (*)  Letter on change of certifying accountant.
21.1   (*)  Subsidiaries of the registrant.
27.1   (*)  Financial Data Schedule for the year ended December 31, 1997.
27.2  (**)  Financial Data Schedule for the year ended December 31, 1998.
27.3  (**)  Financial Data Schedule for the three months ended March 31, 1999.
_________________

(*)     Previously  provided
(**)     Provided  herewith

Item  2.     Description  of  Exhibits.

             The Exhibits required by this item were previously provided in the Company's submission of its original Form 10-SB as filed with the Commission on June 4, 1999.

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Amendment No. 2 of Form 10-SB registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              First  Capital  International,  Inc.


August  23,  1999                  By  /s/  Alex Genin
                                   --------------------------------
                                   Alex  Genin
                                   Director, CEO and President



August  23,  1999                  By  /s/  Joselito H. Sangel
                                   --------------------------------
                                   Joselito  H.  Sangel
                                   Vice  President of Finance

                        FIRST CAPITAL INTERNATIONAL, INC.
                                   __________



                        CONSOLIDATED FINANCIAL STATEMENTS
                       WITH REPORT OF INDEPENDENT AUDITORS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                        FIRST CAPITAL INTERNATIONAL, INC.
                                TABLE OF CONTENTS
                                   __________

                                                   PAGE(S)
                                                   -------

Report of Independent Auditors. . . . . . . . . .  F-3

Audited Financial Statements

  Consolidated Balance Sheet as of December 31,
    1998. . . . . . . . . . . . . . . . . . . . .  F-4

  Consolidated Statement of Operations for the
    years ended December 31, 1998 and 1997. . . .  F-5

  Consolidated Statement of Stockholders' Deficit
    for the years ended December 31, 1998 and
    1997. . . . . . . . . . . . . . . . . . . . .  F-6

  Consolidated Statement of Cash Flows for the
    years ended December 31, 1998 and 1997. . . .  F-8

Notes to Consolidated Financial Statements. . . .  F-9

                         REPORT OF INDEPENDENT AUDITORS



Board  of  Directors  and  Stockholders
First  Capital  International,  Inc.


We have audited the accompanying consolidated balance sheet of First Capital International, Inc. as of December 31, 1998, and the related statements of operations, stockholders' deficit and cash flows for each of the two years in the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of EIP Liisingu A.S., a company with which the Company merged in 1998. The financial statements of EIP Liisingu A.S. reflect total assets constituting 99% of the consolidated total as of December 31, 1998, total revenues constituting 100% of the consolidated totals for the years ended December 31, 1998 and 1997 and total costs and expenses constituting 11% and 100% of the consolidated totals for the years ended December 31, 1998 and 1997, respectively. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to amounts included for EIP Liisingu A.S., is based solely on the report of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Capital International, Inc. as of December 31, 1998, and the results of its operations and its cash flows for each of the two years in the period then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Ham, Langston & Brezina, L.L.P.
Houston,  Texas
April  21,  1999

PRICEWATERHOUSECCOPERS  PWC

                                                       AS PricewaterhouseCoopers
                                                                   Narva mnt. 9A
                                                                   10117 Tallinn
                                                                         Estonia
                                                      Telephone +(372) 6 141 800
                                                      Facsimile +(372) 6 141 900

RE  PORT  OF  INDEPENDENT  ACCOUNTANTS

To  the  shareholders  of  EIP  Liisingu  AS

We have audited the financial statements of EIP Liisingu AS for the years ended 31 December 1998 and 1997 as set out on pages 1 to 13. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements present fairly, in all material respects, the financial position of the EIP Liisingu AS at 31 December 1998 and 1997 and the results of its operations and its cash flows for the years then ended in comformity with accounting principles generally accepted in the United States of America.

As discussed in note 14 to the Financial Statements, the equity of EIP Liisingu AS is negative. The owners of EIP Liisingu AS plan to increase the share capital to the extent that equity will be in accordance with Estonian Commercial Code. Based on the these planned actions the management of EIP Lissingu AS prepared the financial statements on a going concern basis.


/s/  AS  PricewaterhouseCoopers

AS  PricewaterhouseCoopers

9  March  1999

                                      F-3A

                        FIRST CAPITAL INTERNATIONAL, INC.
                           CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 1998
                                   __________

     ASSETS
     ------
Current assets:
  Cash and cash equivalents . . . . . . . . .  $  61,467
  Lease receivables, net. . . . . . . . . . .    107,200
  Accounts and notes receivable, net. . . . .      8,862
  Prepaid expenses. . . . . . . . . . . . . .      6,974
  Assets held for sale. . . . . . . . . . . .     18,958
                                               ----------

    Total current assets. . . . . . . . . . .    203,461

Lease receivables . . . . . . . . . . . . . .    119,339

Accounts and notes receivable, net. . . . . .      3,082

Property and equipment, net . . . . . . . . .      9,519
                                               ----------

      Total assets. . . . . . . . . . . . . .  $ 335,401
                                               ==========


LIABILITIES AND STOCKHOLDERS' DEFICIT
---------------------------------------------

Current liabilities:
  Note payable-related party. . . . . . . . .  $ 105,958
  Accounts payable. . . . . . . . . . . . . .     21,276
  Accrued liabilities . . . . . . . . . . . .      5,225
                                               ----------

    Total current liabilities . . . . . . . .    132,459

Long-term debt-related party. . . . . . . . .    333,641
                                               ----------

      Total liabilities . . . . . . . . . . .    466,100
                                               ----------

Commitments and contingencies

Stockholders' deficit:
  Common stock, $0.001 par value; 100,000,000
    shares authorized; 55,751,142 shares
    issued and outstanding. . . . . . . . . .     55,751
  Additional paid-in capital. . . . . . . . .    681,746
  Accumulated deficit . . . . . . . . . . . .   (865,340)
  Accumulated foreign currency translation
    adjustments . . . . . . . . . . . . . . .     (2,856)
                                               ----------

      Total stockholders' deficit . . . . . .   (130,699)
                                               ----------

        Total liabilities and stockholders'
          deficit . . . . . . . . . . . . . .  $ 335,401
                                               ==========

                 See notes to consolidated financial statements.

                        FIRST CAPITAL INTERNATIONAL, INC.
                      CONSOLIDATED STATEMENT OF OPERATIONS
                                   __________


                                         YEAR  ENDED  DECEMBER  31,
                                         --------------------------
                                             1998          1997
                                         ------------  ------------
Revenue:
  Interest income . . . . . . . . . . .  $    43,822   $   109,628
  Other operating revenue . . . . . . .       13,352        23,244
                                         ------------  ------------

    Total revenue . . . . . . . . . . .       57,174       132,872
                                         ------------  ------------

Costs and expenses:
  Operating, general and administrative
    expenses. . . . . . . . . . . . . .      257,745        82,146
  Stock and option based compensation .      546,822             -
  Depreciation and amortization . . . .        8,563        12,109
  Interest expense. . . . . . . . . . .       70,845        65,570
  Other expense, net. . . . . . . . . .          303             -
                                         ------------  ------------

    Total costs and expenses. . . . . .     (884,278)      159,825
                                         ------------  ------------

Net loss. . . . . . . . . . . . . . . .  $  (827,104)  $   (26,953)
                                         ============  ============

Basic and dilutive net loss per
  common share. . . . . . . . . . . . .  $     (0.03)  $     (0.00)
                                         ============  ============

Weighted average shares outstanding . .   24,477,471    12,651,142
                                         ============  ============

                 See notes to consolidated financial statements.

                                  FIRST CAPITAL INTERNATIONAL, INC.
                           CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT
                                              __________


                                                                               FOREIGN      COMPRE-
                                                  ADDITIONAL                  CURRENCY      HENSIVE
                                 COMMON STOCK      PAID-IN    ACCUMULATED    TRANSLATION     INCOME
                               SHARES    AMOUNT    CAPITAL      DEFICIT      ADJUSTMENT      (LOSS)
                               -------  ---------  --------  -------------  -------------  ----------
Balance at December 31, 1996.      50   $ 40,241   $      -  $    (11,283)  $          -   $  28,958
                                                                                           ----------

Net loss                                       -          -       (26,953)             -     (26,953)

Other comprehensive income-
  foreign currency transla-
  tion adjustment                              -          -             -         (3,125)     (3,125)
                                                                                           ----------

  Comprehensive income                                                                       (30,078)
                                                                                           ----------

Reverse 1 for 25 stock split
  and subsequent cancellation
  of shares . . . . . . . . .     (48)   (38,631)    38,631             -              -           -

Common stock issued for cash.       8      5,780          -             -              -           -
                               -------  ---------  --------  -------------  -------------  ----------

Balance at December 31, 1997.      10      7,390     38,631       (38,236)        (3,125)     (1,120)
                                                                                           ----------

Net loss                                       -          -      (827,104)             -    (827,104)

Other comprehensive income-
  foreign currency transla-
  tion adjustment                              -          -             -            269         269
                                                                                           ----------

  Comprehensive income                                                                      (826,835)
                                                                                           ----------

Common stock issued for cash
  before recapitalization . .      30     21,314        376             -              -           -

                 See notes to consolidated financial statements.

                                    FIRST CAPITAL INTERNATIONAL, INC.
                        CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT, CONTINUED
                                                __________


                                                                                   FOREIGN      COMPRE-
                                                      ADDITIONAL                  CURRENCY      HENSIVE
                                   COMMON     STOCK    PAID-IN    ACCUMULATED    TRANSLATION     INCOME
                                   SHARES    AMOUNT    CAPITAL      DEFICIT      ADJUSTMENT      (LOSS)
                                 ----------  -------  ---------  -------------  -------------  ----------
Recapitalization effective
  September 17, 1998. . . . . .  46,651,102   17,947   (17,947)             -              -           -

Common stock issued for cash
  and services after recapital-
  ization . . . . . . . . . . .   9,100,000    9,100   510,600              -              -           -

Stock options issued to
  officers below fair market
  value                                            -    50,000              -              -           -

Value of conversion feature on
  convertible debt. . . . . . .           -        -   100,086              -              -           -
                                 ----------  -------  ---------  -------------  -------------  ----------

Balance at December 31, 1998. .  55,751,142  $55,751  $681,746   $   (865,340)  $     (2,856)  $(827,955)
                                 ==========  =======  =========  =============  =============  ==========

                 See notes to consolidated financial statements.

                        FIRST CAPITAL INTERNATIONAL, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                   __________


                                                   YEAR ENDED DECEMBER 31,
                                                   -----------------------
                                                       1998        1997
                                                    ----------  ----------
Cash flows from operating activities:
  Net loss . . . . . . . . . . . . . . . . . . . .  $(827,104)  $ (26,953)
  Adjustment to reconcile net loss to net
    cash used in operating activities:
    Loss from sale of property and equipment . . .          -         304
    Depreciation expense . . . . . . . . . . . . .      8,563      12,109
    Provision for bad debts. . . . . . . . . . . .     53,148           -
    Common stock and stock options issued for
      services . . . . . . . . . . . . . . . . . .    546,822           -
    Amortization of discount on note payable-
      related party. . . . . . . . . . . . . . . .     39,234           -
    Change in operating assets and liabilities:
      Lease receivables. . . . . . . . . . . . . .     28,187     257,925
      Accounts receivable. . . . . . . . . . . . .     14,612     242,649
      Prepaid expenses . . . . . . . . . . . . . .         67           -
      Assets held for sale . . . . . . . . . . . .    (18,958)          -
      Accounts payable . . . . . . . . . . . . . .     18,157     (60,988)
      Accrued liabilities. . . . . . . . . . . . .    (53,295)    (21,782)
                                                    ----------  ----------

        Net cash provided by (used in)
          operating activities . . . . . . . . . .   (190,567)    403,264
                                                    ----------  ----------

Cash flows from investing activities:
  Proceeds from sale of property and equipment . .        138       9,721
  Capital expenditures . . . . . . . . . . . . . .          -      (9,041)
                                                    ----------  ----------

        Net cash provided by investing
          activities . . . . . . . . . . . . . . .        138         680
                                                    ----------  ----------

Cash flows from financing activities:
  Proceeds from notes payable and related
    conversion feature . . . . . . . . . . . . . .    166,810           -
  Proceeds from sale of common stock . . . . . . .     44,568      (5,780)
  Payments on notes payable. . . . . . . . . . . .          -    (354,354)
                                                    ----------  ----------

        Net cash provided by (used in) financing
          activities . . . . . . . . . . . . . . .    211,378    (360,134)
                                                    ----------  ----------

Effects of exchange rate changes on cash . . . . .     (1,774)     (1,518)
                                                    ----------  ----------

Net increase in cash and cash equivalents. . . . .     19,175      42,292

Cash and cash equivalents, beginning
  of year. . . . . . . . . . . . . . . . . . . . .     42,292           -
                                                    ----------  ----------

Cash and cash equivalents, end of year . . . . . .  $  61,467   $  42,292
                                                    ==========  ==========

Supplemental disclosure of cash flow information:

  Cash paid for interest . . . . . . . . . . . . .  $  31,611   $  65,570
                                                    ==========  ==========

                 See notes to consolidated financial statements.

                        FIRST CAPITAL INTERNATIONAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   __________

1.     ORGANIZATION  AND  SIGNIFICANT  ACCOUNTING  POLICIES
       ----------------------------------------------------

First Capital International, Inc. (the "Company"), formerly Ranger/USA, Inc., assumed its current name in August 1998 when new management took over the Company which, at the time, had no existing operations, and began implementation of a new business plan. The Company is now involved primarily in the identification, acquisition and operation of businesses serving or focussed on Central and Eastern European markets. To date, the Company's initial business has been EIP Liisingu AS, an Estonian company that provides lease financing of real estate, motor vehicles and equipment. The Company is currently identifying additional acquisition targets that are involved in the financial services or high technology sectors (See Note 2) and is devoting substantial resources to the development of a virtual shopping mall, PlazaRoyal.com, for deployment on the Internet.

     PRINCIPLES  OF  CONSOLIDATION
     -----------------------------

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries after elimination of all significant intercompany accounts and transactions.

     MANAGEMENT  ESTIMATES
     ---------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These estimates mainly involve the useful lives of property and equipment, the valuation of deferred tax assets and the realizability of accounts receivable.

     REVENUE  RECOGNITION
     --------------------

Interest income is recognized using the interest method over the terms of underlying leases. Other operating revenue is recognized at the time services are provided.

     CONCENTRATIONS  OF  CREDIT  RISK
     --------------------------------

Cash and accounts and lease receivables are the primary financial instruments that subject the Company to concentrations of credit risk. The Company maintains its cash in banks selected based upon management's assessment of the bank's financial stability. Cash balances are currently maintained in banks in Estonia and the United States. Cash balances in U.S. banks may periodically exceed the $100,000 federal depository insurance limit.

                                    Continued

                        FIRST CAPITAL INTERNATIONAL, INC.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
                                   __________

1.     ORGANIZATION  AND  SIGNIFICANT  ACCOUNTING  POLICIES,  CONTINUED
       ----------------------------------------------------------------

     CONCENTRATIONS  OF  CREDIT  RISK,  CONTINUED
     --------------------------------------------

Accounts and leases receivable arise primarily from transactions with customers in Estonia. The Company performs credit reviews of its customers and provides a reserve for accounts where collectibility is uncertain. Collateral is required for credit granted in connection with certain lease transactions.

     CASH  EQUIVALENTS
     -----------------

For purposes of reporting cash flows, the Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

     PROPERTY  AND  EQUIPMENT
     ------------------------

Equipment is stated at cost. Depreciation is computed principally by the straight-line method over the estimated useful lives of 2 to 5 years for office furniture and equipment and 2 to 3 years for machinery and equipment.

     IMPAIRMENT  OF  LONG-LIVED  ASSETS
     ----------------------------------

In the event that facts and circumstances indicate that the carrying value of a long-lived asset, including associated intangibles, may be impaired, an evaluation of recoverability is performed by comparing the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount to determine if a write-down to market value or discounted cash flow is required.

     INCOME  TAXES
     -------------

The Company uses the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and income tax carrying amounts of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

     FAIR  VALUE  OF  FINANCIAL  INSTRUMENTS
     ---------------------------------------

The Company includes fair value information in the notes to financial statements when the fair value of its financial instruments is different from the book value. When the book value approximates fair value, no additional disclosure is made.

                                    Continued

                        FIRST CAPITAL INTERNATIONAL, INC.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
                                   __________

1.     ORGANIZATION  AND  SIGNIFICANT  ACCOUNTING  POLICIES,  CONTINUED
       ----------------------------------------------------------------

     FOREIGN  CURRENCY  TRANSLATION
     ------------------------------

The Company has determined that the local currency is the functional currency for its Estonian subsidiary under Financial Accounting Standards Board Statement No. 52, "Foreign Currency Translation" (FAS 52). Under FAS 52, assets and liabilities denominated in foreign functional currencies are translated at the exchange rate as of the balance sheet date. Translation adjustments are recorded as a separate component of stockholders' deficit. Revenues, costs and expenses denominated in foreign functional currencies are translated at the weighted average exchange rate for the period.

     COMPREHENSIVE  INCOME
     ---------------------

Effective January 1, 1998 the Company adopted FAS 130, "Reporting Comprehensive Income". FAS 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. It requires (a) classification of the components of other comprehensive income by their nature in a financial statement and (b) the display of the accumulated balance of the other comprehensive income separate from retained earnings and additional paid-in capital in the equity section of a statement of financial position. Prior years financial statements have been reclassified to conform to these requirements.

2.     RECAPITALIZATION
       ----------------

On September 28, 1998 First Capital International, Inc. was acquired by EIP Liisingu AS ("EIP"), an Estonian corporation, in a recapitalization transaction accounted for similar to a reverse acquisition, except that no goodwill was recorded. First Capital International, Inc. was the "acquired" company in the transaction, but remains the surviving legal entity. Prior to the acquisition First Capital International, Inc.

                                    Continued

                        FIRST CAPITAL INTERNATIONAL, INC.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
                                   __________

2.     RECAPITALIZATION,  CONTINUED
       ----------------------------

was a non-operating public shell corporation with no significant assets. Accordingly, the transaction was treated as an issuance of stock by First Capital International, Inc. for EIP's net monetary assets, accompanied by a recapitalization. In connection with this transaction, First Capital International, Inc. issued 34,000,000 shares of common stock in exchange for all outstanding shares of EIP. Since this transaction is in substance, a recapitalization of EIP and not a business combination, proforma information is not presented and a valuation of the company was not performed.

In connection with the recapitalization transaction described in the previous paragraph, the outstanding common stock of First Capital International, Inc. was essentially substituted for the common stock of EIP and the difference was included in additional paid-in capital.

3.     GOING  CONCERN  CONSIDERATIONS
       ------------------------------

During the years ended December 31, 1998 and 1997, the Company has been dependent on debt and equity raised from individual investors and related parties to sustain its operations. During the years ended December 31, 1998 and 1997, the Company incurred net losses of $827,104 and $26,953, respectively. Also, during the year ended December 31, 1998, the Company had negative cash flows from operations of $190,567. These factors along with a stockholders' deficit of $130,699 at December 31, 1998 raise substantial doubt about the Company's ability to continue as a going concern.

Management  has  specific  plans  to address the financial situation as follows:

     In the near term the Company plans a private placement of its common stock to qualified investors to fund its current operations.

     In the intermediate term, the Company plans to file a Form 10SB and become a full reporting company under the Securities and Exchange Act of 1934. Management believes this step will provide a market for its common stock and provide a means of obtaining future funds necessary to implement its business plan.

                                    Continued

                        FIRST CAPITAL INTERNATIONAL, INC.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
                                   __________

3.     GOING  CONCERN  CONSIDERATIONS,  CONTINUED
       ------------------------------------------

     In the long-term, the Company believes that cash flows from acquired businesses and businesses that it is currently developing will provide the resources for its continued operations. The Company is currently developing a virtual mall for launch on the Internet. Management believes that revenues from this virtual mall, if successfully launched, will more than cover overhead at the corporate level. Acquisition activities and development of the Company's internet project resulted in corporate headquarters accounting for 95% of the Company's total net loss in 1998.

There can be no assurance that the Company's planned private placement of equity securities or its planned full public reporting status will be successful or that the Company will have the ability to implement its business plan and ultimately attain profitability. The Company's long-term viability as a going concern is dependent upon three key factors, as follows:

     The Company's ability to obtain adequate sources of debt or equity funding to meet current commitments and fund the continuation of its business operations.

     The ability of the Company to acquire or internally develop viable businesses.

     The ability of the Company to ultimately achieve adequate profitability and cash flows from operations to sustain its operations.

4.     ACCOUNTS  AND  NOTES  RECEIVABLE
       --------------------------------

Accounts  and  notes  receivable  at  December  31,  1998  were  as  follows:

  Trade accounts receivable. . . . . . . . .  $ 6,618
  Notes receivable . . . . . . . . . . . . .    4,042
  Accrued interest receivable. . . . . . . .    3,537
  Other. . . . . . . . . . . . . . . . . . .      409
                                              -------

                                               14,606
  Less allowance for doubtful accounts . . .    2,662
                                              -------

                                               11,944
  Less current portion of accounts and notes
    receivable . . . . . . . . . . . . . . .    8,862
                                              -------

                                              $ 3,082
                                              =======

                                    Continued
                                      F-13

                        FIRST CAPITAL INTERNATIONAL, INC.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
                                   __________

5.     INVESTMENT  IN  DIRECT  FINANCING  LEASES
       -----------------------------------------

The Company owns and leases various buildings, transportation and other equipment under leases that meet the criteria to be classified as direct financing leases. Assets owned and leased under direct financing leases are carried at the Company's gross investment in the lease less unearned income. Unearned income is recognized in such a manner as to produce a constant periodic rate of return on the net investment in the direct financing lease.

The components of the Company's investment in direct financing leases at December 31, 1998 were as follows:

  Lease contracts receivable (net of
    accounts reserved of $5,439) . . . .  $280,986
  Less unearned income . . . . . . . . .    54,447
                                          --------

  Investment in direct financing leases.  $226,539
                                          ========

The minimum lease payment receivables under noncancellable leasing arrangements at December 31, 1998 were as follows:

  YEAR ENDING
  DECEMBER 31,
--------------
     1999. . . . . . . . . . . . . . . .  $133,092
     2000. . . . . . . . . . . . . . . .    91,716
     2001. . . . . . . . . . . . . . . .    50,700
     2002. . . . . . . . . . . . . . . .     5,478
                                          --------

     Net minimum lease receipts. . . . .   280,986

     Less unearned income. . . . . . . .    54,447
                                          --------

     Net investment in direct financing
       leases. . . . . . . . . . . . . .   226,539

     Less current portion. . . . . . . .   107,200
                                          --------

                                           119,339
                                          ========

                                    Continued

                        FIRST CAPITAL INTERNATIONAL, INC.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
                                   __________

6.     PROPERTY  AND  EQUIPMENT
       ------------------------

Property  and  equipment  at  December  31,  1998  was  as  follows:

  Transportation equipment. . .  $24,111
  Office equipment. . . . . . .    4,934
                                 -------

                                  29,045
  Less accumulated depreciation   19,526
                                 -------

                                 $ 9,519
                                 =======

7.     NOTE  PAYABLE  AND  LONG-TERM  DEBT-RELATED  PARTY
       --------------------------------------------------

Notes  payable  and  long-term  debt  at  December  31,  1998  were  as follows:

     Note  payable  to  a  related  foreign  corpora-
  tion  under  a  $300,000  line  of  credit,
  bearing  interest  at  a  stated  rate  of  8.0%
  per  year  and  currently  due  February  1,
  1999.  This  note  includes  provisions  under
  which  it  may,  at  the  option  of  the  Company,
  be  converted  to  restricted  shares  of  the
  Company's  common  stock  based  at  a  conver-
  sion  price  of  $0.025  per  share.  The  con-
  version  price  at  the  date  the  note  was
  negotiated  was  below  the  fair  value  of
  the  Company's  common  stock.  Accordingly,
  the  note  was  issued  at  a  discount  of
  $100,086  and  such  discount  is  being  amor-
  tized  to  interest  expense  from  the  date
  of  individual  draws  under  the  line  of
  credit  to  the  date  of  maturity,  resulting
  in  an  effective  interest  rate  of  approx-
  imately  1600%.  In  February  1999  this  note
  was  converted  to  common  stock.                       $105,958

                                    Continued
                                      F-15

                        FIRST CAPITAL INTERNATIONAL, INC.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
                                   __________

7.     NOTE  PAYABLE  AND  LONG-TERM  DEBT-RELATED  PARTY,  CONTINUED
       --------------------------------------------------------------


     Note  payable  to  EIP's  former  parent  company,
  bearing  interest  at  10%  per  year  and  due
  in  monthly  payments  of  interest  only
  through  May  2002,  at  which  date  the  en-
  tire  principal  balance  is  payable.  This
  note  is  collateralized  by  substantially
  all  of  EIP's  property  and  equipment  and
  leased  assets  excluding  buildings  and
  transportation  equipment.                                333,641
                                                           --------

                                                            439,599
     Less  current  portion                                 105,958
                                                           --------

                                                           $333,641
                                                           ========

Future maturities of notes payable and long-term debt at December 31, 1999 were as follows:

  YEAR ENDING
  DECEMBER 31,
  ------------

     1999     $105,958
     2000         -
     2001         -
     2002      333,641
              --------

              $439,599
              ========

                                    Continued

                        FIRST CAPITAL INTERNATIONAL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   __________

8.     INCOME  TAXES
       -------------

The Company has incurred losses since its inception and, therefore, has not been subject to federal income taxes. As of December 31, 1998, the Company had net operating loss ("NOL") carryforwards for income tax purposes of approximately $480,000 which expire in 2008 through 2018. Under the provisions of Section 382 of the Internal Revenue Code the greater than 50% ownership change in the Company in connection with the reverse merger with EIP (See Note 2) severely limits the Company's ability to utilize the NOL carryforward to reduce future taxable income and related tax liabilities. Additionally, because United States tax laws limit the time during which NOL carryforwards may be applied against future taxable income, the Company will not be able to take full advantage of its NOL for federal income tax purposes should the Company generate taxable income.

The composition of deferred tax assets and the related tax effects at December 31, 1998 are as follows:

  Deferred tax assets:
    Net operating losses. . . . . . . .  $ 163,200
    Allowance for doubtful accounts and
      notes receivable. . . . . . . . .      2,754
    Valuation allowance . . . . . . . .   (165,954)
                                         ----------

      Net deferred tax assets . . . . .  $       -
                                         ==========

The difference between the income tax benefit in the accompanying statement of operations and the amount that would result if the U.S. Federal statutory rate of 34% were applied to pre-tax loss is as follows (amounts in thousands):

                                        1998               1997
                               -------------------  ----------------
                                 AMOUNT       %      AMOUNT     %
-----------------------------  ----------  -------  --------  ------
  Benefit for income tax at
    federal statutory rate. .  $ 281,215     34.0   $ 9,164    34.0
  Non-deductible compensation   (199,259)   (24.1)        -       -
  Increase in valuation
    allowance . . . . . . . .    (81,956)    (9.9)   (9,164)  (34.0)
                               ----------  -------  --------  ------

                               $       -        -   $     -       -
                               ==========  =======  ========  ======

                                    Continued

                        FIRST CAPITAL INTERNATIONAL, INC.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
                                   __________

9.     STOCKHOLDER'S  EQUITY
       ---------------------

On April 1, 1999 the Company authorized 10,000,000 shares of serial preferred stock for which the Company's Board of Directors may designate voting power, preferences, limitations and restrictions.

During the year ended December 31, 1998, the Company sold and issued, above the number of existing shares outstanding, a total of 43,100,000 shares of common stock.

In order to remain within the constraints of authorized shares on August 28, 1998, the Company adopted amendments to its certificate of incorporation to (i) increase the authorized capital stock of the corporation from 50,000,000 shares to 100,000,000 shares and (ii) decrease the par value of common stock from $0.01 to $0.001 per share.

During the year ended December 31, 1997, the Company, prior to the recapitalization transaction described in Note 2, initiated a 1 for 25 reverse stock split.

10.     STOCK  OPTIONS
        --------------

During the year ended December 31, 1998, the Company issued non-qualified options to employees, officers and directors of the Company that will allow them to immediately acquire a total of 4,250,000 shares of the Company's common stock at prices ranging from $0.05 to $0.10 per share. The table below summarizes the annual activity in the Company's stock options:

                              WEIGHTED
                               AVERAGE
                              EXERCISE
                               OPTIONS   PRICE
                              ---------  ------
Balance at December 31, 1996
  and 1997 . . . . . . . . .          -  $    -

  Granted. . . . . . . . . .  4,250,000    0.05
  Canceled . . . . . . . . .          -       -
  Exercised. . . . . . . . .          -       -
                              ---------  ------

Balance at December 31, 1998  4,250,000  $ 0.05
                              =========  ======

                                    Continued

                        FIRST CAPITAL INTERNATIONAL, INC.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
                                   __________

10.     STOCK  OPTIONS,  CONTINUED
        --------------------------

The Company utilizes the disclosure-only provisions of SFAS No. 123 "Accounting for Stock-Based Compensation" and applies Accounting Principles Board ("APB") Opinion No. 25 and related interpretations in accounting for its stock option plans. Under APB No. 25, because the exercise prices of the Company's employee stock options were less than the market prices of the underlying Company stock on the date of grant, compensation expense totaling $50,000 has been recognized in these financial statements to reflect the value of stock options granted as compensation.

Had the Company elected to recognize compensation cost for stock options based on the calculated fair value at the grant dates, consistent with the method prescribed by SFAS No. 123, net income (loss) per share would have reflected the proforma amounts indicated below:

                                             1998       1997
                                          ----------  ---------
Net loss
  as reported. . . . . . . . . . . . . .  $(827,104)  $(26,953)
  proforma . . . . . . . . . . . . . . .   (912,421)   (26,953)
    Basic and diluted net loss per share      (0.03)     (0.00)

The fair values of the stock options are estimated on the dates of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for options granted in 1998:

Dividend yield. . . . .      0.0%
Expected volatility . .     70.0%
Risk-free interest rate      4.9%
Expected holding period  2 years

The table below summarizes information regarding Company stock options outstanding and exercisable as of December 31, 1998:

                              WEIGHTED
                               AVERAGE    WEIGHTED
                              REMAINING   AVERAGE
                             CONTRACTUAL  EXERCISE
EXERCISE PRICE     SHARES       LIFE       PRICE
---------------  ----------  -----------  --------
0.05 . . . . .    4,000,000         2.66  $   0.05
0.10. . . . . .     250,000         2.66      0.10

                                    Continued

                        FIRST CAPITAL INTERNATIONAL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   __________

11.     RELATED  PARTY  TRANSACTIONS
        ----------------------------

During the years ended December 31, 1998 and 1997, the Company engaged in certain related party transactions as follows:

                                       1998      1997
                                     --------  --------
Direct financing leases with
  officers and directors of EIP:

  Total lease contract amount . . .  $ 3,792   $ 1,066
  Balance of lease receivable at
    year end. . . . . . . . . . . .  $ 1,050   $   169
  Interest rate . . . . . . . . . .       15%       10%

Interest incurred on long-term debt
  to former parent of EIP . . . . .  $31,611   $69,613

During 1998 the Company began subleasing office space from a company 100% owned by the Company's president. The sublease is on a month-to-month basis and provides for monthly payments of $2,343. Total rent expense recognized with respect to this lease during 1998 was $9,372.

12.     LITIGATION
        ----------

The Company is a party to certain litigation arising in the normal course of business. Management believes that such litigation will not have a material impact on the Company.

13.     IMPACT  OF  THE  YEAR  2000  ISSUE
        ----------------------------------

The Year 2000 issue is the result of computer programs and hardware with embedded date technology using two digits to define the applicable year rather than four. Any programs or hardware that are time sensitive and have not been determined to be Year 2000 compliant may recognize a date using "00" as the year 1900 rather than the year 2000. Such improper date recognition could, in turn, result in erroneous processing of data, or, in extreme situations, system failure.

The Company is currently implementing a Year 2000 program which encompasses performing an inventory of information technology and non-information technology systems, assessing the potential problem areas, testing the systems for Year 2000 readiness, and modifying systems that are not Year 2000 compliant.

                                    Continued

                        FIRST CAPITAL INTERNATIONAL, INC.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
                                   __________

13.     IMPACT  OF  THE  YEAR  2000  ISSUE,  CONTINUED
        ----------------------------------------------

To date, inventory and assessment are in progress for all core systems that are essential for business operations. The Company believes all of its core systems are Year 2000 compliant. Because many of the Company's systems are new and designed to be year 2000 compliant, the Company's management estimates that the work they have completed represents more than seventy-five percent of the work involved in preparing the Company's systems for the Year 2000.

Although the Company expects to be ready to continue business activities without interruption by a Year 2000 problem, Company management recognizes the general uncertainty inherent in the Year 2000 issue, in part because of the uncertainty about the Year 2000 readiness of third parties, particularly in Estonia and other Eastern European countries. Under a "worst case Year 2000 scenario", it may be necessary for the Company to temporarily interrupt normal business activities or operations and to seek outside financing for cash flow problems brought on by customer payment problems. The Company believes that such circumstances could result in a material adverse impact to its operations and in its current financial position, threaten its continued existence. The Company has begun, but not yet completed, development of a contingency plan to deal with the "most likely worst case Year 2000 scenario". The contingency plan is expected to be completed during the fourth quarter of 1999.

Based on a current assessment, the Company's total cost of becoming Year 2000 compliant is not expected to be significant to its financial position, results of operations or cash flows and is estimated to be less than $10,000.

14.     SEGMENT  AND  GEOGRAPHIC  INFORMATION
        -------------------------------------

The Company currently operates in the equipment and real estate direct financing lease business but is actively seeking qualified businesses to acquire. The Company's two reportable segments are based upon geographic area and type of business. All of the Company's foreign operations are currently conducted by EIP in Estonia. EIP operates with the Estonian kroon as its functional currency.

                                    Continued

                        FIRST CAPITAL INTERNATIONAL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   __________

14.     SEGMENT  AND  GEOGRAPHIC  INFORMATION,  CONTINUED
        -------------------------------------------------

The corporate component of operating income (loss) represents corporate general and administrative expenses. Corporate assets include cash and cash equivalents.

Following  is  a  summary  of  segment  information:

                                   1998       1997
                                ----------  ---------
Net Revenue:
  United States - Corporate. .  $       -   $      -
  Estonia - Leasing. . . . . .     57,174    132,872
                                ----------  ---------

    Total net revenue. . . . .  $  57,174   $132,872
                                ==========  =========


Depreciation and Amortization:
  United States - Corporate. .  $       -   $      -
  Estonia - Leasing. . . . . .      8,563     12,109
                                ----------  ---------

    Total depreciation and
      amortization . . . . . .  $   8,563   $ 12,109
                                ==========  =========


Loss from Operations:
  United States - Corporate. .  $(788,413)  $      -
  Estonia - Leasing. . . . . .    (38,691)   (26,953)
                                ----------  ---------

    Total loss from operations  $(827,104)  $(26,953)
                                ==========  =========


Assets:
  United States - Corporate. .  $     906   $      -
  Estonia - Leasing. . . . . .    334,495    324,293
                                ----------  ---------

    Total assets . . . . . . .  $ 335,401   $324,293
                                ==========  =========


Capital Expenditures:
  United States - Corporate. .  $       -   $      -
  Estonia - Leasing. . . . . .        138      9,721
                                ----------  ---------

    Total capital expenditures  $     138   $  9,721
                                ==========  =========

                                    Continued

                        FIRST CAPITAL INTERNATIONAL, INC.
                                   __________



                   CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
               FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND 1998
                                   (UNAUDITED)

                        FIRST CAPITAL INTERNATIONAL, INC.
                                TABLE OF CONTENTS
                                   __________

                                                        PAGE(S)
                                                        -------
Unaudited Financial Statements

  Consolidated Balance Sheet as of March 31,
    1999 and December 31, 1998 . . . . . . . . . . . .  F-3

  Consolidated Statement of Operations for the
    three months ended March 31, 1999 and 1998 . . . .  F-4

  Consolidated Statement of Stockholders' Deficit for the three months ended March 31, 1999 and 1998 F-5

  Consolidated Condensed Statement of Cash Flows for the three months ended March 31, 1999 and 1998 F-6

Selected Notes to Consolidated Financial Statements. .  F-7

                        FIRST CAPITAL INTERNATIONAL, INC.
                      CONSOLIDATED CONDENSED BALANCE SHEET
                      MARCH 31, 1999 AND DECEMBER 31, 1998
                                   __________


                                                   MARCH 31,     DECEMBER 31,
                                                      1999           1998
     ASSETS                                       (UNAUDITED)       (NOTE)
------------------------------------------------  ------------  --------------
Current assets:
  Cash and cash equivalents. . . . . . . . . . .  $    91,539   $      61,467
  Lease receivables, net . . . . . . . . . . . .       91,269         107,200
  Other. . . . . . . . . . . . . . . . . . . . .       21,908          34,794
                                                  ------------  --------------

    Total current assets . . . . . . . . . . . .      204,716         203,461

Lease receivables. . . . . . . . . . . . . . . .      101,102         119,339

Accounts and notes receivable, net . . . . . . .        2,595           3,082

Property and equipment, net. . . . . . . . . . .        6,774           9,519
                                                  ------------  --------------

      Total assets . . . . . . . . . . . . . . .  $   315,187   $     335,401
                                                  ============  ==============

LIABILITIES AND STOCKHOLDERS' DEFICIT
------------------------------------------------

Current liabilities:
  Note payable to a related party. . . . . . . .  $    32,013   $     105,958
  Accounts payable and accrued liabilities . . .        3,649          26,501
                                                  ------------  --------------

    Total current liabilities. . . . . . . . . .       35,662         132,459

Long-term debt to a related party. . . . . . . .      306,646         333,641
                                                  ------------  --------------

      Total liabilities. . . . . . . . . . . . .      342,308         466,100
                                                  ------------  --------------

Commitments and contingencies

Stockholders' deficit:
  Common stock, $0.001 par value; 100,000,000
    shares authorized; 65,023,142 and 55,751,142
    shares issued and outstanding at March 31,
    1999 and December 31, 1998, respectively . .       65,021          55,751
  Additional paid-in capital . . . . . . . . . .    1,043,154         681,746
  Accumulated deficit. . . . . . . . . . . . . .   (1,134,556)       (865,340)
  Accumulated foreign currency translation
    adjustments. . . . . . . . . . . . . . . . .         (740)         (2,856)
                                                  ------------  --------------

      Total stockholders' deficit. . . . . . . .      (27,121)        130,699)
                                                  ------------  --------------

        Total liabilities and stockholders'
          deficit. . . . . . . . . . . . . . . .  $   315,187   $     335,401
                                                  ============  ==============

Note: The consolidated balance sheet at December 31, 1998 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. See accompanying notes.

                        FIRST CAPITAL INTERNATIONAL, INC.
                 CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
                                   __________
                                   (UNAUDITED)


                                        THREE MONTHS ENDED MARCH 31,
                                        ----------------------------
                                             1999          1998
                                         ------------  ------------
Revenue:
  Interest income . . . . . . . . . . .  $    10,470   $    10,700
  Other operating revenue . . . . . . .        2,476         2,105
                                         ------------  ------------

    Total revenue . . . . . . . . . . .       12,946        12,805
                                         ------------  ------------

Costs and expenses:
  Operating, general and administrative
    expenses. . . . . . . . . . . . . .       65,656         4,152
  Stock and option based compensation .      142,574             -
  Depreciation and amortization . . . .        2,057         2,085
  Interest expense. . . . . . . . . . .       69,012         7,597
  Other expense, net. . . . . . . . . .        2,863         2,032
                                         ------------  ------------

    Total costs and expenses. . . . . .      282,162        15,866
                                         ------------  ------------

Net loss. . . . . . . . . . . . . . . .  $  (269,216)  $    (3,061)
                                         ============  ============

Basic and dilutive net loss per
  common share. . . . . . . . . . . . .  $     (0.00)  $     (0.00)
                                         ============  ============

Weighted average shares outstanding . .   61,107,031    46,651,142
                                         ============  ============

                             See accompanying notes.

                                 FIRST CAPITAL INTERNATIONAL, INC.
                     CONSOLIDATED CONDENSED STATEMENT OF STOCKHOLDERS' DEFICIT
                             FOR THE THREE MONTHS ENDED MARCH 31, 1999
                                            __________
                                            (UNAUDITED)


                                                                          FOREIGN       COMPRE-
                                        ADDITIONAL                       CURRENCY       HENSIVE
                               COMMON     PAID-IN      ACCUMULATED      TRANSLATION      INCOME
                                STOCK     CAPITAL        DEFICIT        ADJUSTMENT       (LOSS)
                               -------  -----------  ----------------  -------------  ------------
Balance at December 31, 1998.  $55,751  $   681,746  $      (865,340)  $     (2,856)  $  (827,955)

Net loss. . . . . . . . . . .        -            -   (269,216)    -       (215,967)

Other comprehensive income-
  foreign currency transla-
  tion adjustment . . . . . .        -            -                -          2,116         2,116
                                                                                      ------------

  Comprehensive income                                                                   (213,851)
                                                                                      ------------

Common stock issued
  (9,272,000 shares). . . . .    9,270      358,908                -              -             -

Stock options issued to an
  officer at a below market
  value conversion price. . .        -        2,500                -              -             -
                               -------  -----------  ----------------  -------------  ------------

Balance at March 31, 1999 . .  $65,021  $ 1,043,154  $    (1,134,556)  $       (740)  $(1,041,806)
                               =======  ===========  ================  =============  ============

                             See accompanying notes.

                        FIRST CAPITAL INTERNATIONAL, INC.
                 CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS
                                   __________
                                   (UNAUDITED)


                                          THREE MONTHS ENDED MARCH 31,
                                          ----------------------------
                                                1999       1998
                                              ---------  --------
Cash flows from operating activities:. . . .  $ 11,367   $29,260
                                              ---------  --------

Cash flows from financing activities:
  Proceeds from sale of common stock . . . .    42,104    18,520
  Payments on notes payable. . . . . . . . .   (24,207)   (9,598)
                                              ---------  --------

        Net cash provided by financing
          activities . . . . . . . . . . . .    17,897     8,922
                                              ---------  --------

Effects of exchange rate changes on cash . .       808         -
                                              ---------  --------

Net increase in cash and cash equivalents. .    30,072    38,182

Cash and cash equivalents, beginning
  of period. . . . . . . . . . . . . . . . .    61,467    42,242
                                              ---------  --------

Cash and cash equivalents, end of period . .  $ 91,539   $80,424
                                              =========  ========

Non-cash investing and financing activities:

  Conversion of note payable to a related
    party to common stock. . . . . . . . . .  $186,000   $     -

                             See accompanying notes.

                        FIRST CAPITAL INTERNATIONAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   __________

1.     INTERIM  FINANCIAL  STATEMENTS
       ------------------------------

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Article 10 of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month periods ended March 31, 1999 and 1998 are not necessarily indicative of the results that may be expected for the respective full years.

A summary of the Company's significant accounting policies and other information necessary to understand these consolidated interim financial statements is presented in the Company's audited financial statements for the years ended December 31, 1998 and 1997. Accordingly, the Company's audited financial statements should be read in connection with these financial statements.

2.     INCOME  TAXES
       -------------

The difference between the 34% federal statutory income tax rate shown in the accompanying interim financial statements is primarily attributable to an increase in the valuation allowance applied against the tax benefit from utilization of net operating loss carryforwards.

3.     STOCKHOLDERS'  EQUITY
       ---------------------

During the quarter ended March 31, 1999, the Company issued shares of common stock and had other increases to stockholders' equity as follows:

                        FIRST CAPITAL INTERNATIONAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   __________


3.     STOCKHOLDERS'  EQUITY,  CONTINUED
       ---------------------------------

                                           ADDITIONAL
                                  COMMON     PAID-IN
                                   STOCK     CAPITAL     TOTAL
                                  -------  -----------  --------
  Common stock issued for cash .  $ 1,830  $    40,274  $ 42,104

  Compensation recognized on
    common stock issued to of-
    ficers and employees at
    below market value . . . . .        -      140,074   140,074

  Common stock issued in payment
    of note payable to a related
    party. . . . . . . . . . . .    7,440      178,560   186,000
                                  -------  -----------  --------

                                  $ 9,270  $   358,908  $368,178
                                  =======  ===========  ========

4.     SEGMENT  AND  GEOGRAPHIC  INFORMATION
       -------------------------------------

The Company currently operates in the equipment and real estate direct financing lease business but is actively seeking qualified businesses to acquire. The Company's two reportable segments are based upon geographic area and type of business. All of the Company's foreign operations are currently conducted by EIP in Estonia. EIP operates with the Estonian kroon as its functional currency.

The corporate component of operating loss represents corporate general and administrative expenses and expenses incurred in developing the Company's internet site. Corporate assets include cash and cash equivalents.

Following  is  a  summary  of  segment  information:

                            THREE MONTHS ENDED
                                 MARCH 31,
                             ----------------
                              1999     1998
                             -------  -------
Net Revenue:
  United States - Corporate  $     -  $     -
  Estonia - Leasing . . . .   12,946   12,805
                             -------  -------

    Total net revenue . . .  $12,946  $12,805
                             =======  =======

                        FIRST CAPITAL INTERNATIONAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   __________

4.     SEGMENT  AND  GEOGRAPHIC  INFORMATION,  CONTINUED
       -------------------------------------------------

                               THREE MONTHS ENDED
                                    MARCH 31,
                                ----------------
                                  1999     1998
                                --------  ------
Loss from Operations:
  United States - Corporate. .  $264,668  $    -
  Estonia - Leasing. . . . . .     4,548   3,061
                                --------  ------

    Total loss from operations  $269,216  $3,061
                                ========  ======

                             MARCH 31,   DECEMBER 31,
                                1999         1998
                             ----------  -------------
Assets:
  United States - Corporate  $   21,081  $           -
  Estonia - Leasing . . . .     294,106        335,401
                             ----------  -------------

    Total assets. . . . . .  $  315,187  $     335,401
                             ==========  =============